Royal Bank of Canada Information for Shareholders
Notice of Annual and Special Meeting of Common Shareholders
Notice of Special Meeting of First Preferred Shareholders
March 3, 2006
Management Proxy Circular

Royal Bank of Canada
Notice of Annual and Special Meeting of Common Shareholders
Notice of Special Meeting of First Preferred Shareholders

Date:	Friday, March 3, 2006

Time:	9:00 a.m. (Eastern Standard Time)

Place:	Metro Toronto Convention Centre
North Building Constitution Hall
255 Front Street West Toronto, Ontario Canada
Business of the Annual and Special Meeting of Common Shareholders:

(1)	Receipt of the financial statements of the Bank for the year ended October 31, 2005 and the auditor’s report on the statements;

(2)	Election of directors;

(3)	Appointment of auditor;

(4)	Consideration of a special resolution to confirm an amendment to Section 1.1 of By-law Two increasing the maximum aggregate remuneration payable to directors of the Bank;

(5)	Consideration of a special resolution to confirm an amendment to Section 1.1.2 of By-law Three to change the authorized capital of the Bank by increasing the aggregate consideration limit for which the First Preferred Shares may be issued;

(6)	Consideration of the shareholder proposals set out in Schedule ‘C’ to the Management Proxy Circular; and

(7)	Consideration of any other business, which may be properly brought before the Annual and Special Meeting of Common Shareholders.

Business of the Special Meeting of First Preferred Shareholders:

Consideration of a special resolution to approve an amendment to Section 1.1.2 of By-law Three to change the authorized capital of the Bank by increasing the aggregate consideration limit for which First Preferred Shares may be issued.

By order of the Board of Directors

Carol J. McNamara
Vice-President & Secretary
January 27, 2006

Important
As of the record date for the meetings, January 12, 2006, there were outstanding and, subject to applicable Bank Act voting restrictions, eligible to cast one vote per share, 645,740,662 Common Shares at the Annual and Special Meeting of Common Shareholders and 40,000,000 First Preferred Shares at the Special Meeting of First Preferred Shareholders.
Shareholders who are unable to attend the meetings are encouraged to complete, sign and return promptly the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, the Bank’s transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, March 1, 2006. To vote in person at the meetings, please refer to the section entitled “How do I vote?” on page 3 of the Management Proxy Circular issued in connection with these meetings.

ROYAL BANK OF CANADA  1
Dear Shareholder,
The Bank’s Annual and Special Meeting of Common Shareholders and Special Meeting of First Preferred Shareholders will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada, on Friday, March 3, 2006 at 9:00 a.m. (Eastern Standard Time).
At these meetings, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meetings or by completing and sending in your proxy.
We invite you to join us at these meetings. There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you are unable to attend these meetings in person, you may listen to a live webcast of these meetings, which will be available at rbc.com/investorrelations/conference starting at 9:00 a.m. (Eastern Standard Time).
Yours sincerely,

David P. O’Brien	Gordon M. Nixon
Chairman of the Board	President & Chief Executive Officer

2  ROYAL BANK OF CANADA
Management Proxy Circular
As of December 30, 2005, except as otherwise provided
This Management Proxy Circular is furnished in connection with the solicitation by the management of Royal Bank of Canada of proxies for use at the Bank’s Annual and Special Meeting of Common Shareholders and Special Meeting of First Preferred Shareholders.
What’s Inside

Section 1	Voting information	3

Section 2	Business of the meetings

	Financial statements	6
	Election of directors	6
	Appointment of auditor	11
	Auditor’s fees	11
	Report of the Audit Committee	11
	By-law amendment relating to directors’ remuneration	13
	By-law amendment relating to increase in authorized capital of the Bank’s First Preferred Shares	13
	Shareholder proposals	14

Section 3	Disclosure of compensation and other information

	Compensation of directors	15
	Report on executive compensation	17
	Performance graph	22
	Officers’ remuneration	22
	Indebtedness of directors and executive officers	32
	Additional items	33
	Corporate Governance
	Directors’ and officers’ liability insurance
	Directors’ approval
Schedules

	Schedule ‘A’: Record of attendance by directors	34
	Schedule ‘B’: Statement of Corporate Governance Practices and Guidelines	35
	Appendix 1: Director Independence Policy	44
	Appendix 2: Charter of the Board of Directors	47
	Schedule ‘C’: Shareholder proposals	48

Note:	Information contained in or otherwise accessible through websites mentioned in this Circular does not form part of this Circular. All references to websites are inactive textual references only.

SECTION 1: VOTING INFORMATION	ROYAL BANK OF CANADA 3
SECTION 1 Voting information

Who is soliciting my proxy?
The management of the Bank is soliciting your proxy for use at the Annual and Special Meeting of Common Shareholders and the Special Meeting of First Preferred Shareholders.
What will I be voting on?
Common Shareholders will be voting on:
•	election of directors of the Bank (see page 6);
•	appointment of Deloitte & Touche LLP as the Bank’s auditor (see page 11);
•	a special resolution to confirm an amendment to Section 1.1 of By-law Two to increase the maximum aggregate remuneration payable to directors (see page 13);
•	a special resolution to confirm an amendment to Section 1.1.2 of By-law Three to increase the aggregate consideration limit for which the Bank’s First Preferred Shares may be issued (see page 14); and
•	shareholder proposals (see page 14).
First Preferred Shareholders will be voting on a special resolution to increase the aggregate consideration limit for which the Bank’s First Preferred Shares may be issued (see page 14).
How will these matters be decided at the meetings?
A simple majority of the votes cast, by proxy or in person, will constitute approval of matters voted on at each meeting, except as otherwise specified.
     The special resolutions referred to above must each be confirmed by an affirmative vote of not less than two-thirds of the votes cast by proxy or in person.
How many votes do I have?
Subject to the voting restrictions noted below, you will have one vote for every Common Share of the Bank and one vote for every First Preferred Share of the Bank you own at the close of business on January 12, 2006, the record date for the meetings.
     To vote shares you acquired as a registered shareholder subsequent to the record date, you must, not later than 10 days before the meetings:
•	request that the Bank add your name to the voters’ list; and
•	produce properly endorsed share certificates or otherwise establish that you own the shares.
If the shares you acquired subsequent to the record date are not registered in your name, please contact your nominee to confirm what arrangements, if any, can be made to allow you to vote these shares.
Voting restrictions
Shares cannot be voted either in person or by proxy if they are beneficially owned by:
•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance; or
•	any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank with equity of $5 billion or more.
In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.
How many shares are eligible to vote?
The numbers of Common Shares and First Preferred Shares outstanding on January 12, 2006 are equal, subject to applicable Bank Act voting restrictions, to the number of “eligible votes” as defined in the Bank Act. These numbers appear under the heading “Important” in the Notice of Annual and Special Meeting of Common Shareholders and the Notice of Special Meeting of First Preferred Shareholders.
     To the knowledge of the Bank’s directors and officers, as of December 30, 2005 no person owned or exercised control or direction over more than 10% of the outstanding Common Shares or more than 10% of the outstanding First Preferred Shares.
How do I vote?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meetings or by proxy, as explained below.
     If your shares are held in the name of a nominee, please see the instructions below under the headings “How can a non-registered shareholder vote?” and “How can a non-registered shareholder vote in person at the meetings?”

4 ROYAL BANK OF CANADA	SECTION 1: VOTING INFORMATION
Voting by proxy
Whether or not you attend the meetings, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Bank. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.
How will my proxy be voted?
On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.
     If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.
Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:
FOR the election as directors of the proposed nominees whose names are set out on the following pages;
FOR the appointment of Deloitte & Touche LLP as auditor;
FOR the special resolution to confirm the amendment to Section 1.1 of By-law Two;
FOR the special resolution to confirm the amendment to Section 1.1.2 of By-law Three;
FOR management’s proposals generally; and
AGAINST the shareholder proposals set out in Schedule ‘C’.
Unless contrary instructions are provided, First Preferred Shares represented by proxies received by management will be voted FOR the special resolution to increase the maximum aggregate consideration limit for which the Bank’s First Preferred Shares may be issued.
What if there are amendments or if other matters are brought before the meetings?
The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notices.
     As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meetings. If, however, other matters properly come before the meetings, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.
What if I change my mind and want to revoke my proxy?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Secretary of the Bank, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, not later than the last business day before the day of the meetings, or to the Chairman of the meetings on the day of the meetings or any adjournment.
Who counts the votes?
Proxies are counted by Computershare Trust Company of Canada, the transfer agent of the Bank.
Is my vote confidential?
The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.
How are proxies solicited?
The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank may also use the services of outside firms to solicit proxies. The Bank has retained Georgeson Shareholder Communications Canada, Inc. to assist in the solicitation of proxies for an estimated fee of $30,000 for the Annual and Special Meeting of Common Shareholders and $15,000 for the Special Meeting of First Preferred Shareholders. The Bank will pay the cost of proxy solicitation.

SECTION 1: VOTING INFORMATION	ROYAL BANK OF CANADA 5
How can a non-registered shareholder vote?
If your shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.
How can a non-registered shareholder vote in person at the meetings?
Since the Bank does not have unrestricted access to the names of its non-registered shareholders, if you attend the meetings, the Bank may have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meetings, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the meetings.

6 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETINGS
SECTION 2 Business of the meetings

Financial statements
The consolidated financial statements for the year ended October 31, 2005 are included in the Annual Report, which has been mailed to shareholders with this Circular.
Election of directors
The number of directors to be elected is 17. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank with the exception of Mr. Timothy J. Hearn.
     The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, other principal directorships and committee memberships. Also indicated for each person proposed as a director is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on December 30, 2005 and, as of the same date, the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan and the number of options held by each director under the Director Stock Option Plan. See the description of these plans under “Section 3: Disclosure of compensation and other information” in this Circular. In November 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. Gordon M. Nixon(1) and Cecil W. Sewell, Jr. did not receive any options under the Director Stock Option Plan. The number of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.
     On December 30, 2005 none of the persons proposed as a director beneficially owned, directly or indirectly, or exercised control or direction over, any First Preferred Shares. Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. The Board of Directors does not have an executive committee. For further information relating to the proposed nominees please refer to the section entitled “Directors and Executive Officers” in the Bank’s annual information form dated November 30, 2005. It may be found on SEDAR at sedar.com or obtained free of charge on request from the Secretary of the Bank.
     A record of attendance by directors at meetings of the board and its committees during the 12 months ended October 31, 2005 is set out in Schedule ‘A’ to this Circular.
(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Officers’ remuneration” in this Circular.

W. Geoffrey Beattie, 45, of Toronto, Ontario, Canada, has served on the board of the Bank since May 23, 2001. Mr. Beattie is President and a director of The Woodbridge Company Limited (a holding company) and Deputy Chairman and a director of The Thomson Corporation (a publishing and information company). Mr. Beattie is also a director of Bell Globemedia Inc., the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto), RBC Centura Banks, Inc. and a Trustee of the University Health Network. In the past five years Mr. Beattie served as a director of Tm Bioscience Corporation.

Member of the Conduct Review and Risk Policy Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	1,000	1,000
DDSUs	8,361	6,117
In addition, Mr. Beattie holds 10,000 options (last awarded in 2002).

SECTION 2: BUSINESS OF THE MEETINGS	ROYAL BANK OF CANADA 7

George A. Cohon, o.c., o.ONT., 68, of Toronto, Ontario, Canada, has served on the board of the Bank since June 1, 1988. Mr. Cohon is the Founder of McDonald’s Restaurants of Canada Limited (a quick service restaurants company) and Founder of McDonald’s in Russia. He is a director of RBC Dexia Investor Services Trust and Astral Media Inc. and several not for profit organizations. He is the founding patron of Ronald McDonald Houses, the founder of Ronald McDonald House Charities of Canada and Russia and Co-Chairman of the Toronto Santa Claus Parade. In the past five years, Mr. Cohon served as a director and Senior Chairman of McDonald’s Restaurants of Canada Limited, and as a director of Loews Cineplex Entertainment Corporation.

Member of the Audit Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	12,362	11,246
DDSUs	6,811	6,020

In addition, Mr. Cohon holds 18,000 options (last awarded in 2002).

Douglas T. Elix, 57, of Ridgefield, Connecticut, U.S.A., has served on the board of the Bank since August 22, 2000. Mr. Elix is Senior Vice-President and Group Executive of Sales & Distribution, IBM Corporation (a computer company). Prior to May 2004, Mr. Elix was Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation.

Member of the Human Resources Committee

Shareholdings	2005	2004

DDSUs	10,280	8,141

In addition, Mr. Elix holds 14,000 options (last awarded in 2002).

John T. Ferguson, f.c.a., 64, of Edmonton, Alberta, Canada, has served on the board of the Bank since April 3, 1990. Mr. Ferguson is Founder, Chairman of the Board and a director of Princeton Developments Ltd. (a real estate company) and a director or officer of a number of subsidiaries of Princeton Developments Ltd. He is also a director of Suncor Energy Inc., Strategy Summit Ltd., Fountain Tire Ltd. and the C.D. Howe Institute, an advisory member of the Canadian Institute for Advanced Research and serves on the Business Advisory Council of the School of Business (University of Alberta). In the past five years, Mr. Ferguson served as a director and Chair of the Board of TransAlta Corporation.

Chair of the Human Resources Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	5,622	5,532
DDSUs	9,752	7,973

In addition, Mr. Ferguson holds 18,000 options (last awarded in 2002).

The Hon. Paule Gauthier, p.c., o.c, o.q., q.c., 62, of Quebec City, Quebec, Canada, has served on the board of the Bank since October 1, 1991. Mrs. Gauthier is a senior partner of the law firm of Desjardins Ducharme L.L.P. ATTORNEYS. She is a director of RBC Dexia Investor Services Trust, Metro Inc., Rothmans Inc. and TransCanada Corporation. She is also the President of the Institut Québécois des Hautes Études Internationales (Laval University).

Member of the Conduct Review and Risk Policy Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	7,797	7,687
DDSUs	11,261	9,484

In addition, Mrs. Gauthier holds 18,000 options (last awarded in 2002).

8 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETINGS

Timothy J. Hearn, 61, of Calgary, Alberta, Canada, has been Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) since April 2002. Mr. Hearn joined Imperial Oil Limited in 1967 and became Vice-President of its marketing retail business in 1986. Since then he has held a series of progressively more responsible executive positions with Imperial Oil Limited and its affiliates, becoming Vice-President of Human Resources of Exxon Mobil Corporation (an integrated petroleum company) in 1999 and President of Imperial Oil Limited in January 2002. Mr. Hearn also serves as Chairman of the Board of the C.D. Howe Institute. He is a member of the Canadian Council of Chief Executives and co-chairs a national fundraising campaign for the University of Alberta.

Shareholdings	2005

Common	3,500

Alice D. Laberge, 49, of Vancouver, British Columbia, Canada, has served on the board of the Bank since October 18, 2005. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation’s Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President, Finance of MacMillan Bloedel Limited. Ms. Laberge is a director of Potash Corporation of Saskatchewan, Catalyst Paper Corporation, United Way of the Lower Mainland and St. Paul’s Hospital Foundation. In the past five years, Ms. Laberge served as a director of BC Hydro.

Shareholdings	2005

Common	1,000
DDSUs	126

Jacques Lamarre, o.c., 62, of Montreal, Quebec, Canada, has served on the board of the Bank since September 23, 2003. Mr. Lamarre is President and Chief Executive Officer of SNC-Lavalin Group Inc. (an engineering and manufacturing company). Mr. Lamarre is a member of the Conference Board of Canada, the Canadian Council of Chief Executives, the World Economic Forum, the Engineering Institute of Canada and several other not for profit organizations. In the past five years, Mr. Lamarre served as a director of Canadian Pacific Railway Limited.

Member of the Audit Committee

Member of the Conduct Review and Risk Policy Committee

Shareholdings	2005	2004

Common	7,500	6,000
DDSUs	4,846	2,671

Brandt C. Louie, f.c.a., 62, of West Vancouver, British Columbia, Canada, has served on the board of the Bank since November 20, 2001. Mr. Louie is President and Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Vice-Chairman and a director of Canfor Corporation, Chancellor of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre and Governor of the British Columbia Business Council. In the past five years, Mr. Louie served as a director of The Canada Life Assurance Company, Chairman and a director of the British Columbia Lottery Corporation and Chairman and a director of Slocan Forest Products Ltd.

Member of the Conduct Review and Risk Policy Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	8,608	8,608
DDSUs	7,760	5,628

In addition, Mr. Louie holds 10,000 options (last awarded in 2002).

SECTION 2: BUSINESS OF THE MEETINGS	ROYAL BANK OF CANADA 9

Michael H. McCain, 47, of Toronto, Ontario, Canada, has served on the board of the Bank since October 18, 2005. Since January 1999 he has been President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company). He has been a director of Maple Leaf Foods Inc. since 1995, when he joined as the company’s President and Chief Operating Officer. Mr. McCain is Chairman of the Board and a director of Canada Bread Company Limited, a director of McCain Capital Corporation, McCain Foods Group Inc. and the American Meat Institute, a member of the Canadian Council of Chief Executives, and a member of the Advisory Board of the Richard Ivey School of Business and of the Board of Trustees of The Hospital for Sick Children. In the past five years, Mr. McCain served as a director of Bombardier Inc.

Shareholdings	2005

Common	13,200
DDSUs	126

Gordon M. Nixon, 48, of Toronto, Ontario, Canada, has served on the board of the Bank since April 1, 2001. Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. 26 years ago, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a member of the Board of Trustees of The Hospital for Sick Children in Toronto, a director of the Institute of International Finance, a director of the Canadian Council of Chief Executives, a member of the Catalyst Canada Advisory Board, a member of the Advisory Council of DaimlerChrysler Canada Inc. and co-chair of the Toronto Region Research Alliance.

Shareholdings	2005		2004

Common	199,628	(1)	216,850
DSUs	132,063	(2)	97,843

David P. O’Brien, 64, of Calgary, Alberta, Canada, is Chairman of the Bank and has served on the board of the Bank since May 7, 1996. Mr. O’Brien is also the Chairman of the Board and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is also a director of Fairmont Hotels & Resorts Inc., Inco Limited, Molson Coors Brewing Company, TransCanada Corporation and the C.D. Howe Institute. In the past five years, Mr. O’Brien served as a director of Air Canada, Westburne Inc. and a number of subsidiaries of Canadian Pacific Limited.

Chair of the Corporate Governance and Public Policy Committee

Member of the Human Resources Committee

Shareholdings	2005	2004

Common	53,699	41,277

In addition, Mr. O’Brien holds 18,000 options (last awarded in 2002).

Robert B. Peterson, 68, of Toronto, Ontario, Canada, has served on the board of the Bank since September 10, 1992. Mr. Peterson is retired Chairman and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company). He is a life member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and an inductee in The Canadian Petroleum Hall of Fame. In the past five years Mr. Peterson served as a director of Fording Inc. and Imperial Oil Limited.

Chair of the Audit Committee

Member of the Human Resources Committee

Shareholdings	2005	2004

Common	7,530	7,530
DDSUs	17,626	14,407

In addition, Mr. Peterson holds 18,000 options (last awarded in 2002).

(1)	Includes 103,040 Deferred Shares under the Performance Deferred Share Program (see the description of the Program under “Report on executive compensation” in this Circular).

(2)	Represents 64,308 Deferred Share Units under the Deferred Share Unit Plan for executive officers of the Bank and 67,755 Performance Deferred Share Units under the Performance Deferred Share Unit Program (see the description of these Programs under “Report on executive compensation” in this Circular).

10 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETINGS

J. Pedro Reinhard, 60, of Midland, Michigan, U.S.A., has served on the board of the Bank since May 18, 2000. Mr. Reinhard is Executive Vice-President and a director of The Dow Chemical Company (a chemical company) and until September 30, 2005, served as its Chief Financial Officer. Mr. Reinhard will retire as an officer of The Dow Chemical Company effective December 31, 2005, but will remain a director. He is also a director of The Coca-Cola Company, the Dow Corning Corporation and Sigma-Aldrich Corporation.

Chair of the Conduct Review and Risk Policy Committee

Member of the Audit Committee

Shareholdings	2005	2004

DDSUs	12,886	10,274

In addition, Mr. Reinhard holds 14,000 options (last awarded in 2002).

Cecil W. Sewell, Jr., 59, of Raleigh, North Carolina, U.S.A., has served on the board of the Bank since July 11, 2001. Mr. Sewell is Chairman of the Board and a director of RBC Centura Banks, Inc. From June 2001 to October 2004, Mr. Sewell was Chairman Emeritus of RBC Centura Banks, Inc. Between January 1997 and June 2001, Mr. Sewell held the position of Chief Executive Officer of Centura Banks, Inc. (now RBC Centura Banks, Inc.). Prior to February 2000, Mr. Sewell held a number of senior executive positions at Centura Banks, Inc. Mr. Sewell is also a director of Global Transpark Foundation, Inc. and North Carolina Community College Foundation and serves on the Advisory Board of Second Curve Capital, a financial services hedge fund. In the past five years, Mr. Sewell served as a director of the Federal Reserve Bank of Richmond, Charlotte Branch.

Shareholdings	2005	2004

Common	223,121(1)	230,328

In addition, Mr. Sewell holds 137,784 options.(2)

Kathleen P. Taylor, 48, of Toronto, Ontario, Canada, has served on the board of the Bank since November 20, 2001. Ms. Taylor is the President, Worldwide Business Operations of Four Seasons Hotels Inc. (a hotel and resort management company). Ms. Taylor is a director of The Hospital for Sick Children Foundation, a cabinet member of the United Way of Greater Toronto, a member of The World Travel & Tourism Council, member of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association, and a member of the International Advisory Council of the Schulich School of Business (York University, Toronto).

Member of the Audit Committee

Member of the Human Resources Committee

Shareholdings	2005	2004

Common	4,120	3,000
DDSUs	7,886	5,610

In addition, Ms. Taylor holds 10,000 options (last awarded in 2002).

Victor L. Young, o.c., 60, of St. John’s, Newfoundland and Labrador, Canada, has served on the board of the Bank since April 2, 1991. From 1984 until May 2001, Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company). Mr. Young is a director of Aliant Inc., BCE Inc., Imperial Oil Limited, McCain Foods Limited and RBC Dexia Investor Services Trust. In the past five years, Mr. Young served as a director of Fishery Products International Limited.

Member of the Conduct Review and Risk Policy Committee

Member of the Corporate Governance and Public Policy Committee

Shareholdings	2005	2004

Common	7,677	7,470
DDSUs	6,984	5,832

In addition, Mr. Young holds 18,000 options (last awarded in 2002).

(1)	Includes 17,118 Deferred Shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensation” in this Circular.

(2)	Represents options granted to Mr. Sewell, concurrent with the acquisition of Centura Banks, Inc., and options granted under the Stock Option Plan for employees of the Bank and subsidiaries.

SECTION 2: BUSINESS OF THE MEETINGS	ROYAL BANK OF CANADA 11
Appointment of auditor
The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of the Bank’s auditing firms for the previous eight years and became the Bank’s sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the Annual and Special Meeting.
Auditor’s fees
Fees relating to the years ended October 31, 2005 and October 31, 2004 to Deloitte & Touche LLP and its affiliates are $22.1 million and $18.8 million and are detailed below.

	Year ended	Year ended
	October 31,	October 31,
($ Millions)	2005	2004
Audit fees	$20.6	$16.1
Audit-related fees	1.0	2.0
Tax fees	.2	.4
All other fees	.3	.3

	$22.1	$18.8

The nature of each category of fees is described below.
Audit fees
Audit fees were paid for professional services rendered by the auditor for the audit of the annual financial statements of the Bank and its subsidiaries or services provided in connection with statutory and regulatory filings or engagements.
Audit-related fees
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:
•	special attest services not required by statute or regulation;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons including the reporting on internal controls for pension custody clients;
•	accounting consultations and special audits in connection with acquisitions;
•	the audit of the financial statements of the Bank’s various pension plans and charitable foundations;
•	the audits of various trusts and other entities as required in connection with the securitization of credit cards and mortgage loans; and
•	the audit of certain special purpose vehicles relating to complex structured products.
Tax fees
Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Bank’s expatriate tax services program and assistance in completing routine tax schedules and calculations.
All other fees
Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for the Bank and certain of its subsidiaries.
Pre-approval policies and procedures
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence. The Audit Committee has adopted a policy that prohibits the Bank from engaging the auditor for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.
Report of the Audit Committee
The Audit Committee assists the Bank’s Board of Directors in its oversight of: (i) the integrity of the Bank’s financial statements; (ii) the qualifications and independence of the Bank’s external auditor, Deloitte & Touche LLP; (iii) the performance of the Bank’s internal audit function and of Deloitte & Touche LLP; (iv) the adequacy and effectiveness of internal controls; and (v) the Bank’s compliance with legal and regulatory requirements. The Audit Committee operates pursuant to a charter that was last amended and approved by the board on August 26, 2005, a copy of which is attached as Appendix C to the Bank’s annual information form dated November 30, 2005. The Audit Committee’s charter is also available at rbc.com/governance and its key responsibilities are summarized in Schedule ‘B’ to this Circular in the section of the Statement of Corporate Governance Practices and Guidelines entitled “Audit Committee”.

12 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETINGS
     As required by the Bank Act, none of the members of the Audit Committee is an officer or employee of the Bank or of an affiliate of the Bank. All of the members of the Audit Committee are “unaffiliated”, pursuant to the regulations made under the Bank Act. In addition, the board has determined that all of the members of the Audit Committee are independent under our Director Independence Policy, which incorporates the independence standards under applicable Canadian and U.S. laws, rules and regulations. The board has determined that each member of the Audit Committee is “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees and of the Corporate Governance Standards of the New York Stock Exchange and that the Audit Committee has one member, Mr. J. Pedro Reinhard, who qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC).
     As set forth in the charter, management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations, and Deloitte & Touche LLP is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements. The Audit Committee is responsible for reviewing the adequacy and effectiveness of these activities.
     In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and Deloitte & Touche LLP. The Audit Committee has also discussed with Deloitte & Touche LLP the matters arising from the audit that are required to be discussed by Canadian generally accepted auditing standards, including: the level of responsibility assumed by the external auditor under generally accepted auditing standards with respect to the financial statements; that the audit is performed to obtain reasonable but not absolute assurance as to whether the financial statements are free of material misstatement; the initial selection of and changes in significant accounting policies; the effect of significant accounting policies in controversial or emerging areas; the judgments made by management in formulating particularly sensitive accounting estimates; the basis for the external auditor’s conclusions regarding the reasonableness of the estimates made by management; the external auditor’s responsibility with respect to information, other than the annual or interim financial statements, that management prepares and includes in the Annual Report; any disagreements with management about matters that individually or in the aggregate could be significant to the financial statements or the external auditor’s report; whether management has consulted with other accountants about auditing and accounting matters; any major issues discussed with management in connection with the appointment of the external auditor, including discussions regarding the application of accounting principles and auditing standards and fees; and any serious difficulties encountered while performing the audit.
     The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by Canadian generally accepted auditing standards which disclose all relationships between the Bank and the external auditor that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of Deloitte & Touche LLP from the Bank. The Audit Committee has discussed with Deloitte & Touche LLP that firm’s independence.
     Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended to the board that the audited financial statements be included in the Bank’s Annual Report to shareholders for the year ended October 31, 2005, and in the Bank’s Annual Report on Form 40-F for the year ended October 31, 2005 to be filed with the SEC.
SUBMITTED BY THE AUDIT COMMITTEE OF THE BANK’S BOARD OF DIRECTORS
Robert B. Peterson – Chair
George A. Cohon, O.C., O.ONT.
Jacques Lamarre, O.C.
J. Pedro Reinhard
Kathleen P. Taylor

SECTION 2: BUSINESS OF THE MEETINGS	ROYAL BANK OF CANADA 13
By-law amendment relating to directors’ remuneration
The Bank Act requires that the Bank’s By-laws contain a provision fixing the aggregate of amounts that may be paid to all directors in respect of directors’ remuneration during a fixed period of time.
     Section 1.1 of By-law Two of the Bank provides that not more than $3,000,000 may be paid in the aggregate as remuneration to all directors in any year. This limit was approved by the holders of Common Shares of the Bank in February 2002, and has remained unchanged since then.
     The Corporate Governance and Public Policy Committee of the Board of Directors retains an independent external consultant to review the amount and structure of directors’ compensation. This consultant benchmarks compensation of the Bank’s directors against board compensation at peer companies and financial institutions, considers best practices and trends in the marketplace and makes recommendations concerning directors’ compensation. In 2005, the Committee retained Towers Perrin as its consultant for these purposes. Fees paid to Towers Perrin for these services and information as to other services they provided are disclosed on page 41. Details as to the compensation paid to members of the Board of Directors is disclosed on pages 15 and 16 of this Circular.
     The responsibilities of directors continue to expand. Given the growing scope and complexity of the Bank’s business and of the regulatory environment, and the increasing workload of directors serving on the board and its committees, it is recommended that shareholders approve an increase in the amount of remuneration which may be paid to directors in any year to $4,000,000.
     To give effect to this, on December 9, 2005, the Board of Directors approved an amendment to Section 1.1 of By-law Two of the By-laws of the Bank. The only change to the By-law is the increase of the amount to $4,000,000. This amendment is not effective until confirmed by special resolution of the shareholders. This special resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Common Shares present in person or represented by proxy. The Board of Directors recommends that shareholders vote in favour of the special resolution.
Special resolution of holders of Common Shares on maximum aggregate directors’ remuneration
The special resolution that will be presented for consideration is as follows:
     “THAT the amendment to Section 1.1 of By-law Two, deleting ‘$3,000,000’ and replacing it with ‘$4,000,000’, is confirmed.”
     Following the amendment, the first sentence of Section 1.1 of By-law Two will read as follows: “A maximum amount of $4,000,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine.”
By-law amendment relating to increase in authorized capital of the Bank’s First Preferred Shares
Section 1.1 of By-law Three of the Bank currently provides as follows:
“1.1	Authorized Capital

The authorized capital of the Bank consists of:
1.1.1	an unlimited number of Common Shares, without nominal or par value;

1.1.2	an unlimited number of First Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $10,000,000,000; and

1.1.3	an unlimited number of Second Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $5,000,000,000.”
     It is recommended that shareholders approve an increase in the aggregate consideration limit for which First Preferred Shares of the Bank may be issued to $20,000,000,000. Increasing this limit will provide the Bank with appropriate capital funding flexibility. There are no Second Preferred Shares of the Bank outstanding at this time. There is no change proposed to the current maximum aggregate consideration of $5,000,000,000 for which Second Preferred Shares may be issued.

14 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETINGS
     Accordingly, on December 9, 2005, the Board of Directors of the Bank approved an amended and restated subsection 1.1.2 of By-law Three of the By-laws of the Bank which, subject to the confirmation of the holders of Common Shares and the approval of the holders of First Preferred Shares, will have the effect of increasing the authorized capital as described above.
     This amendment is not effective until confirmed by special resolution of the holders of the Common Shares. In addition, the amendment requires the approval by special resolution of the holders of the First Preferred Shares, voting separately as a class.
Special resolution of holders of Common Shares on increase in authorized capital of the Bank’s First Preferred Shares
The special resolution which will be presented for the confirmation of the holders of the Common Shares requires an affirmative vote of not less than two-thirds of the votes cast on the matter by the holders of Common Shares and is as follows:
     “THAT the replacement of existing subsection 1.1.2 of By-law Three with the following amended and restated subsection 1.1.2 of By-law Three is confirmed, provided, however, that if the approval by the holders of the First Preferred Shares of the amended and restated subsection 1.1.2 of By-law Three is not received, this special resolution shall be of no effect:
‘1.1.2 an unlimited number of First Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $20,000,000,000; and’
     THAT the proper officers of the Bank are hereby authorized to take such action and execute and deliver such documentation as may be necessary or desirable in connection with the foregoing; and
     THAT the directors of the Bank are authorized to revoke this special resolution before it is acted upon.”
     The holders of the First Preferred Shares are also entitled to vote separately as a class by way of special resolution on the proposed increase in the aggregate consideration limit for which First Preferred Shares may be issued.
Special resolution of holders of First Preferred Shares on increase in authorized capital of the Bank’s First Preferred Shares
The special resolution which will be presented for approval at a separate meeting of the holders of First Preferred Shares requires an affirmative vote of not less than two-thirds of the votes cast on the matter by holders of such class, with one vote attaching to each First Preferred Share, and is as follows:
     “THAT the replacement of existing subsection 1.1.2 of By-law Three with the following amended and restated subsection 1.1.2 of By-law Three is approved, provided, however, that if the confirmation of the holders of Common Shares of the Bank of the amended and restated subsection 1.1.2 of By-Law Three is not received, this special resolution shall be of no effect:
‘1.1.2 an unlimited number of First Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $20,000,000,000; and’
     THAT the proper officers of the Bank are hereby authorized to take such action and execute and deliver such documentation as may be necessary or desirable in connection with the foregoing; and
     THAT the directors of the Bank are authorized to revoke this special resolution before it is acted upon.”
Shareholder proposals
Set out in Schedule ‘C’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual and Special Meeting of Common Shareholders. The final date for submission of proposals by shareholders to the Bank for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be December 4, 2006.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 15
SECTION 3 Disclosure of compensation and other information
Compensation of directors
Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors.
     Annual retainers and attendance fees were paid to other members of the Board of Directors on the following basis during the year ended October 31, 2005:(1)

(i)	annual board retainer		$30,000

(ii)	dedicated annual board retainer in Common Shares or Director Deferred Stock Units	$	value of 70,000	(2)

(iii)	annual retainer for Audit Committee chair		$50,000

(iv)	annual retainer for chairs of other board committees (excluding regional director committees)		$10,000

(v)	annual retainer for members of Audit Committee (excluding Committee chair)		$6,000

(vi)	annual retainer for members of other board committees (excluding committee chairs and regional director committees)		$3,000

(vii)	each board meeting attended		$2,000

(viii)	each committee meeting attended (except regional director committee meetings)		$1,500

(ix)	each regional director committee meeting attended (to a maximum of two)		$1,000

(x)	Chairman of the Board — additional annual retainer		$275,000
Directors are also reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.
Share ownership guideline
The existing requirement for directors to hold Common Shares or Director Deferred Stock Units (DDSUs) with a value of not less than $300,000 will be increased starting on April 1, 2006 to a minimum ownership guideline of $500,000. Directors will be expected to reach this level within five years.
Dedicated annual board retainer
In order to provide competitive compensation and recognize the increasing complexity of the Bank’s operations, the dedicated annual retainer will be increased to $90,000, effective April 1, 2006. At the option of each director, the dedicated annual board retainer is received either in Common Shares under the Director Share Purchase Plan (described below) or in DDSUs under the Director Deferred Stock Unit Plan (described below). The dedicated annual board retainer continues to be invested as described above even after a director reaches the minimum share ownership level under the share ownership guideline. Until retirement from the board, directors are required to retain all DDSUs and Common Shares acquired with the dedicated annual board retainer.
Director Share Purchase Plan
The Director Share Purchase Plan allows directors to receive the entire amount, or a portion, of their basic board fees in Common Shares. In addition, where a director has so elected, the dedicated annual board retainer is paid by way of Common Shares under the Director Share Purchase Plan. All administration costs as well as any brokerage fees associated with the purchase and registration of Common Shares are paid by the Bank.
Director Deferred Stock Unit Plan
Under the Director Deferred Stock Unit Plan, directors may receive 50% or 100% of their basic board fees, and may receive 100% of their dedicated annual board retainer, in the form of DDSUs. Each DDSU has an initial value equal to the market value of a Common Share at the time the DDSUs are credited to a director. The value of a DDSU, when converted to cash, is equivalent to

(1)	During the 2005 fiscal year, three non-management directors of the Bank served as directors of subsidiaries, for which they received additional compensation as follows:
•	Mr. W.G. Beattie is a director of both RBC Centura Banks, Inc. and RBC Centura Bank. Non-management directors of these two subsidiaries of the Bank are paid, for service on both boards, a single annual retainer of US$20,000, and, for concurrent meetings of both boards, a single meeting fee of US$2,000 (increased from US$1,000 on October 1, 2005).

•	Mr. G.A. Cohon and Mrs. P. Gauthier were directors of both Royal Trust Corporation of Canada and The Royal Trust Company. Non-management directors of these two subsidiaries of the Bank were paid, for service on both boards, a single annual retainer of $12,000, and, for concurrent meetings of both boards, a single meeting fee of $1,000.
(2)	The dedicated annual board retainer will be increased to $90,000, effective April 1, 2006.

16 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
the market value of a Common Share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Common Shares. A director cannot convert DDSUs to cash until the director ceases to be a member of the board.
Director Stock Option Plan
On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. The exercise price for options was set at the market value of the Common Shares at the time of grant. Options granted under the Plan may be exercised for a period of 10 years from the date of the grant, subject to termination at an earlier date upon the retirement from the board or death of their holder. Outstanding options granted prior to the Plan’s suspension on November 19, 2002 remain in effect with no amendments. Retention guidelines are applicable to Common Shares acquired on the exercise of options granted under the Plan. Until their retirement from the board, directors who exercise options under the Director Stock Option Plan are required to retain ownership of a number of Common Shares that corresponds to one-half of the realizable gain after costs of exercise and imputed taxes on each exercise of options.
Alignment of interests
The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:
•	the share ownership guideline;
•	the dedicated annual board retainer paid in Common Shares or DDSUs;
•	the requirement for directors to retain until retirement all Common Shares acquired with the dedicated annual board retainer;
•	the requirement for directors to retain until retirement all DDSUs; and
•	the requirement for directors to retain until retirement a portion of Common Shares acquired upon the exercise of options.
Individual director compensation
The following table shows the amounts, before withholdings, received by individual non-management directors in respect of membership on the Board of Directors and its committees, in fiscal 2005.
Individual compensation paid to directors in fiscal 2005(1)

									Percentage
									of Total Fees
			Committee	Committee	Board	Committee	Regional	Total	Allocated
			Member	Chair	Attendance	Attendance	Meeting	Fees	to Shares/	Total
	Board Retainer		Retainer	Retainer	Fees(2)	Fees	Fees	Paid	DDSUs	ownership
	Dedicated	Basic								of Shares/
	Retainer(4)($)	Retainer($)	$	$	$	$	$	$		DDSUs(3)
W.G. Beattie	70,000	30,000	6,000		24,000	16,500	1,000	147,500	100%	9,361
G.A. Cohon	70,000	30,000	9,000		24,000	21,000	2,000	156,000	100%	19,173
D.T. Elix	70,000	30,000	4,000		22,000	9,000		135,000	100%	10,280
J.T. Ferguson	70,000	30,000	3,000	10,000	26,000	10,500	1,000	150,500	74%	15,374
P. Gauthier	70,000	30,000	6,000		24,000	13,500		143,500	74%	19,058
A.D. Laberge(5)	5,833	2,500			2,000			10,333	100%	1,126
J. Lamarre	70,000	30,000	9,000		22,000	21,000		152,000	100%	12,346
B.C. Louie	70,000	30,000	6,000		22,000	12,000	2,000	142,000	100%	16,368
M.H. McCain(5)	5,833	2,500			2,000			10,333	100%	13,326
D.P. O’Brien(6)	70,000	305,000	3,000	10,000	26,000	10,500	1,000	425,500	24%	53,699
R.B. Peterson	70,000	30,000	3,000	50,000	26,000	19,500	1,000	199,500	100%	25,156
J.P. Reinhard	70,000	30,000	6,000	10,000	26,000	22,500		164,500	100%	12,886
K.P. Taylor	70,000	30,000	8,000		26,000	16,500	1,000	151,500	100%	12,006
V.L. Young	70,000	30,000	6,000		24,000	18,000	2,000	150,000	47%	14,661

TOTAL	851,666	640,000	69,000	80,000	296,000	190,500	11,000	2,138,166

(1)	Does not include directors who are also officers of the Bank or its subsidiaries and directors who did not stand for re-election at last year’s Annual Meeting.

(2)	In addition to board meetings, directors, with the exception of Mr. D.T. Elix, participated in a strategy meeting on June 27 and 28, 2005 and each received $2,000 for attendance.

(3)	The total, as of December 30, 2005, of (i) the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, and (ii) the number of DDSUs credited to the account of the director under the Director Deferred Stock Unit Plan.

(4)	Dedicated retainer must be paid in Common Shares or DDSUs.

(5)	Ms. A.D. Laberge and Mr. M.H. McCain were appointed to the board on October 18, 2005.

(6)	As Chairman of the Board, Mr. D.P. O’Brien receives an additional cash retainer of $275,000.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 17
Report on executive compensation
Overview
Compensation is one of the primary tools used by the Bank to attract, retain and motivate employees with the skills and commitment needed to enhance shareholder value. This is particularly true for the most senior Bank officers, who have a significant influence on corporate performance.
The Human Resources Committee (the Committee), which is composed solely of independent directors, acts as the Compensation Committee of the board. It advises the board with respect to compensation and human resource principles, policies, programs and plans designed to achieve the strategic goals and financial objectives of the Bank. In addition, the Human Resources Committee annually approves the Code of Conduct, reviews senior management succession plans, senior talent development programs, executive compensation disclosure and matters concerning the Bank’s pension plans.
     Based on the recommendation of the Human Resources Committee, in light of performance against approved objectives, the President & Chief Executive Officer’s compensation is determined by the independent directors. The Human Resources Committee also makes recommendations to the board with respect to compensation of senior management including those whose compensation is set forth under the summary compensation table. In this document, such officers are referred to as the “Named Executive Officers”.
     The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation of officers of the Bank. Details of the compensation consultant retained to assist in determining compensation for the Bank’s senior officers are provided under the heading “Independent advice”.
     The compensation package for senior Bank officers has three components:
•	Base salary and benefits;
•	Annual Incentive Program; and
•	Mid-Term and Long-Term Incentive Programs.
Base salary and benefits generally correspond to the average of the salary and benefits range paid by the major Canadian financial institutions with which the Bank compares itself. Both annual incentive programs and mid-term and long-term incentive programs are broadly designed to produce awards in the top quartile of similar awards by comparative companies when the Bank has strong performance as measured against its targets and the competition. In each case, subject to performance, the awards are based on prevailing market practices. The Bank does not aim to achieve emphasis of one or more of the components (cash compensation, mid-term and long-term incentive compensation) relative to the others or to the aggregate. However, the Committee has set annual incentive targets between 1.0 and 1.5 of base salary for the senior officers of the Bank, including the Named Executive Officers, other than the Group Head, Global Capital Markets, which is established based on market practices in the investment banking sector.
     At more senior levels of the Bank, a significant portion of compensation is delivered through performance-based equity programs, reflecting the executive’s level of business influence, accountabilities, decisions and actions which impact long-term shareholder value creation.
     The Committee establishes the actual amount of the three components of compensation for each Named Executive Officer on the basis of recommendations by the Chief Executive Officer for the other Named Executive Officers, and on the basis of the Committee’s and the board’s assessment of the Chief Executive Officer’s performance.
     The Committee bases its long-term incentive award decisions on prevailing market practice, subject to Bank performance, without factoring in the number of outstanding options, the in-the-money value of outstanding options, or the number of performance deferred shares that a senior Bank officer holds.
Independent advice
The Committee engages the services of an independent consultant from the Hay Group to provide advice and counsel on executive compensation matters. The fees paid to Hay Group for this activity were $32,100 for fiscal 2005. In addition, the Hay Group provides the Bank with position evaluation services and multi-client surveys of market data. The fees for these additional services are reviewed by the Committee.
Base salary
Each year, the Committee reviews the individual salaries for the Named Executive Officers and if needed makes adjustments to reflect individual performance, responsibility and experience, as well as the contribution expected from each officer.
Annual Incentive Program
The Bank believes incentive pay rewards employees for their contribution to their business or functional unit’s performance and the Bank’s overall performance. The diversity of the Bank’s businesses and functional units and the differences in the key

18 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
performance drivers result in different measures for each business or functional unit, but a key component of an employee’s annual incentive pay remains the Bank’s overall performance.
     Two benchmarks are used in awarding incentives under the Bank’s Annual Incentive Program: achievement of targets for return on equity (ROE) by the Bank during the fiscal year; and the earnings per share growth achieved during the fiscal year compared to earnings per share growth achieved by 20 North American financial institutions with which the Bank competes. Annually the Committee and Board of Directors determine a threshold level of ROE that must be achieved for employees to receive a payment from the Bank’s Annual Incentive Program. For 2005, the threshold ROE was achieved.
     The actual annual incentive for a Named Executive Officer is based on the target and adjusted on the basis of individual contribution reviewed against a variety of factors including business results, judgment, managerial performance and overall contribution to the Bank’s success. The 2005 annual incentive for each Named Executive Officer was based on the annual incentive target established for each Named Executive Officer and the Committee’s assessment of their achievement of the personal and business factors mentioned above.
Stock ownership
To align the interests of senior Bank officers and employees with the interests of shareholders, the Bank encourages stock ownership and demonstrates this commitment by paying a significant portion of senior Bank officer compensation through stock-based compensation programs (Performance Deferred Shares, Deferred Share Units (DSUs) and stock options) and provides eligible employees with the opportunity to own stock through the Bank’s savings and share ownership plans. Each Named Executive Officer and approximately 80% of employees own Common Shares.
     The Bank requires all senior Bank officers to own Common Shares, including deferred share units and Performance Deferred Shares, proportionate to the individual’s compensation and position.
     Bank officers are given three years to achieve these minimum stock holdings and newly employed officers are given five years. All Bank officers meet or exceed the required share ownership guidelines. The Bank has raised the minimum share ownership guidelines commencing in fiscal 2006 to the levels shown in the table below.
Minimum share ownership guidelines

Chief Executive Officer (CEO)	7 times last three years’ average base salary

Group Executive members (other than RBC Capital Markets CEO)	5 times last three years’ average base salary

RBC Capital Markets CEO	2 times last three years’ average base salary and annual incentive payment

Executive Vice-Presidents including the Chief Financial Officer	3 times last three years’ average base salary

RBC Capital Markets Executive Committee	1.5 times last three years’ average base salary and annual incentive payment

Senior Vice-Presidents	2 times last three years’ average base salary

Vice-Presidents	1 times last three years’ average base salary
Deferred Share Unit Plan
The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between senior Bank officers and shareholders by linking annual incentive awards to the future value of Common Shares. Under the Plan, each participant may elect to receive all or a percentage (0%, 25%, 50%, 75% or 100%) of his or her annual incentive bonus in the form of DSUs.
     A participant must make an irrevocable election to take part in the Plan prior to the beginning of the fiscal year. When bonus awards are determined at the end of the fiscal year, the amount elected is converted to DSUs based on the five-day average closing market price of Common Shares prior to October 31, 2005.
     DSUs earn dividend equivalents in the form of additional DSUs. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment. The cash value of the DSUs is equivalent to the market value of Common Shares when conversion takes place.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 19
Mid-term and long-term incentive programs
Performance Deferred Share Program
The Performance Deferred Share Program is intended to increase alignment between the interests of participants and shareholders by enhancing opportunities for share ownership and by rewarding participants for the relative performance of the Bank versus North American financial institutions with which it competes.
     At the time the shares vest, which is three years from the grant date, one half (50%) of the awards can remain the same or be increased or decreased depending on the Bank’s total shareholder return (TSR) compared to a comparator group of North American financial institutions.
     For the award made in January 2003, if at the time of vesting the Bank’s TSR compared to 15 North American financial institutions is in the top third, participants may receive an additional cash payment equal to 50% of the then market value of one half of the Performance Deferred Shares. If at time of vesting, the Bank’s TSR is in the bottom third compared to 15 North American financial institutions, one half of the number of shares the participant was awarded under the Program may be reduced by 50%. If at the time of vesting, the Bank’s TSR is in the middle third, no adjustment will be made to the award.
     For awards made in fiscal 2004 and fiscal 2005, one half of the Performance Deferred Shares may be increased at the time of vesting by 50% or 25% or decreased by 25% or 50% depending on whether the Bank’s TSR is in the top, second, third or bottom quartile when compared to 20 North American financial institutions.
     For awards made in 2002 that paid out January 14, 2005, the TSR was in the mid-third of the North American comparator group, with no adjustment required to the Performance Deferred Share award.
Stock Option Plan
The Bank’s Stock Option Plan provides employees with an incentive to enhance shareholder value by providing participants with a form of compensation which is tied to increases in the market value of Common Shares. Options are granted by the Committee to eligible employees, including the CEO and the other Named Executive Officers. In November 2001, with the introduction of the Performance Deferred Share Program, the Bank reduced the size of its option grants. In November 2003, the Bank reduced participation in its option grants by approximately 70%, now limiting participation to senior executives.
     Between November 29, 1999, and June 5, 2001, grants of options under the Bank’s Stock Option Plan were accompanied by tandem stock appreciation rights (SARs). Under SARs, participants could choose to exercise a SAR instead of the corresponding option. When a SAR is exercised, the participant receives a cash payment equal to the difference between the closing price of Common Shares and the exercise price of the option. The CEO and the other Named Executive Officers have forfeited voluntarily their SARs and, since November 2001, option grants have not been accompanied by SARs.
     Effective 2003, the Bank commenced expensing stock options in its financial statements.
     The CEO and Group Executive members have agreed that for a 12-month period following each exercise of stock options, they will hold Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.
North American Compensation Program
With the Bank’s expansion in the United States, the Committee recognized the need from time to time to align the compensation of selected senior Bank officers more closely to general trends in North America. In March 2001, it approved a special medium-term North American Compensation Program for some officers, including the following Named Executive Officers: Messrs. G.M. Nixon, M.J. Lippert and W.J. Westlake. No awards have been made under this program since 2001.
     The awards made in 2001 under this Program were converted into share units equivalent to Common Shares. The share units vested over a three-year period in equal installments of one-third per year. The units had a value equal to the market value of Common Shares on each vesting date and were paid in cash.
RBC Share Unit Plan
The purpose of this program is for the Bank to attract and retain key talent. The awards are actual shares held in trust or share units and attract dividends or dividend equivalents. The units have a value equal to the market value of Common Shares on vesting. The awards have a variety of vesting arrangements. Some units vest over a three-year period in equal installments of one-third per year, while other awards vest at the end of three years.

20 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Chief Executive Officer’s compensation
The components of the CEO’s total compensation are the same as those for other executive officers of the Bank, namely, base salary and benefits, an annual incentive, and mid-term and long-term incentives. As noted above, a significant portion of the CEO’s compensation is delivered through performance-based equity programs.
     The Committee’s objective is to provide competitive compensation. In order to strengthen the linkage between the CEO’s performance and his compensation, the Committee has set the CEO performance objectives with 50% weighting on the Bank’s financial results and 50% weighting on other corporate priorities such as strategy, talent management and corporate reputation. Such priorities are detailed in the CEO’s mandate as outlined below:
•	the financial performance of the Bank compared to specific objectives and targets established at the beginning of each fiscal year;

•	the strategic positioning of the Bank for profitable growth and success;

•	the risk profile and credit quality of the Bank;

•	the leadership of the organization;

•	the management of succession plans to provide continuity of leadership positions, including that of the CEO; and

•	the quality of the Bank’s relationships with shareholders, customers, employees, governments and communities.
The Committee assessed the performance of Mr. G.M. Nixon for the past fiscal year as well above target.
     As is the case for most Bank employees, Mr. G.M. Nixon’s personal performance factor was applied to his bonus target which was adjusted for the Bank’s performance. In the case of Mr. G.M. Nixon and of the six other members of the Group Executive, the Bank’s performance included the Enron-related charge taken in October 2005. This calculation yielded a short-term bonus amount of $2,600,000.
     The Enron-related charge was also applied to the Global Capital Market’s bonus pool and to the compensation of Mr. C.M. Winograd.
     Consistent with the benchmarking described above, for base salary and benefits, Mr. G.M. Nixon’s base salary was established at $1,400,000 commencing January 1, 2004. On December 7, 2004, Mr. G.M. Nixon was granted options covering 122,376 Common Shares and 35,488 Deferred Shares at a price of $63.40 under the Performance Deferred Share Program. The following table shows the total direct compensation, as determined by the Committee for the CEO for the last three calendar years (2003, 2004 and 2005).
     In establishing total compensation levels for the CEO, the Bank defines total direct compensation as the aggregate of base salary, annual incentive, and performance-based equity incentives (e.g., option grants, Performance Deferred Shares).
     The Bank views the annual value of the pension benefit, while not paid or awarded on an annual basis, as a component of the overall compensation program. Information on the annual pension service cost is shown in the table below. Information on the accrued liability and annual pension available at retirement has been disclosed in the executive pension value disclosure table.

	Year
G.M. Nixon	2005	2004	2003
President & Chief Executive Officer	($)	($)	($)

Annualized base salary	1,400,000	1,400,000	1,400,000
Performance-based compensation
Cash bonus	2,600,000	1,800,000	2,200,000
Performance Deferred Shares(1)	2,750,000	2,250,000	2,750,000
Stock options(2)	2,750,000	2,250,000	2,750,000
Total performance-based compensation	8,100,000	6,300,000	7,700,000
Total direct compensation	9,500,000	7,700,000	9,100,000

Other annual compensation(3)	192,595	148,087	180,649
Annual pension service cost(4)	620,000	479,000	350,000

(1)	This item represents the portion of total direct compensation that was granted under the Performance Deferred Share Program. For the award made in December 2005 for fiscal 2006, this represents 31,156 performance deferred shares at a grant price of $88.26.

(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using the 5-year average Black Scholes value of 26% (the corresponding value for 2003 and 2004 was 29%). For the fiscal 2006 award made in December 2005, 119,852 options were granted at a strike price of $88.25 with a 10-year term.

(3)	This represents the employer contribution under the employee share ownership and savings plan and perquisites.

(4)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. The annual pension service cost increases with age and is impacted by changes in interest rates.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 21
Executive Compensation
The total aggregate compensation for the CEO, CFO and the next three highest paid Named Executive Officers is shown below.

	2005	2004	2003

Total Aggregate NEO Compensation	$27.9 million	$25.8 million	$27.7 million

As a % of Total Market Capitalization	0.05%	0.06%	0.07%

As a % of Total Net Income After Tax	0.82%	0.92%	0.93%

RBC Capital Markets
In establishing compensation for senior officers of the RBC Capital Markets segment, the Committee uses as a benchmark total compensation paid to senior executive officers of comparable financial institutions who hold similar positions. These market levels are used to determine the base salary and benefits for Mr. C.M. Winograd, Group Head, Global Capital Markets.
     Eligible employees of RBC Capital Markets participate in incentive programs that are linked principally to the profitability of RBC Capital Markets and to the Bank’s overall performance. These programs reflect general compensation practices in the investment industry. Individual bonuses are based on the performance of the segment and the employee’s personal contribution to its success. The incentive programs also include a deferral component. Eligible employees are required to defer between 20% and 30% of their salary and incentives in excess of C$300,000, US$200,000 or £165,000, depending on the employee’s currency of remuneration. The deferred component is paid out in equal installments over a three-year period, and its value is linked to the performance of Common Shares over the same period.
Summary
The Committee is responsible for ensuring that overall compensation reflects the Bank’s desired compensation principles and its financial performance. The Chair of the Committee has direct access to independent external compensation advisors. The Committee makes recommendations to the Board of Directors, which approves the compensation matters for senior Bank officers and major policy changes.
     It is the view of the Committee that executive compensation levels are appropriate for the size of the Bank, the scope of business managed and the level of profits generated for shareholders.
The Committee members are as follows:
J.T. Ferguson, f.c.a., Chair
D.T. Elix
D.P. O’Brien
R.B. Peterson
K.P. Taylor

22 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Total shareholder return performance graph
The following performance graph shows the cumulative total shareholder return for Royal Bank of Canada’s Common Shares (assuming dividends are reinvested) compared to the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over a five-year period ending October 31, 2005. The graph and the table show what a $100 investment made at the end of fiscal 2000 in Royal Bank of Canada Common Shares and each of the indices would be worth every year. The annualized total shareholder return percentages are also provided.
Five-Year Total shareholder Return on $100 Investment*
Officers’ remuneration
Compensation of Named Executive Officers of the Bank
The summary compensation table details compensation during the three fiscal years ended October 31, 2005, for the President & Chief Executive Officer of the Bank, the Chief Financial Officer and the four other most highly compensated senior Bank officers measured by base salary and annual incentive bonuses earned during the fiscal year ended October 31, 2005. The information includes:
•	salary earned in each applicable year;

•	incentive bonuses in each applicable year;

•	other annual compensation, which includes perquisites and personal benefits;

•	stock options granted under the Stock Option Plan;

•	awards granted under the Performance Deferred Share Program;

•	payouts made under previously granted long-term compensation programs;

•	awards granted under the medium-term North American Compensation Program;

•	deferred share units; and

•	other reportable compensation.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 23
Summary compensation table
This summary compensation table shows long-term awards in the fiscal year in which they were granted. The total direct compensation, including the long-term incentive, awarded during the calendar year, is shown for Mr. G.M. Nixon in the table on page 20 and, for the other Named Executive Officers in the tables on pages 30 to 32.

					Long-term compensation
		Annual compensation			Awards		Payouts
				Other	Securities under	Shares or units
				annual	options/SARs	subject to resale	Long-Term Incentive	All other
Name and		Salary	Bonus	compensation	granted	restrictions	Plan payouts	compensation
principal position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)	($)(g)

G.M. Nixon	2005	1,400,000	2,600,000	150,709	122,376	2,250,000	2,768,584	462,958
President &						Note (d)	Based on 44,226
Chief							shares from 2002
Executive							grant
Officer							Note (e)

	2004	1,366,000	1,350,000	107,353	151,412	2,749,888	1,329,647	396,714
			and 7,223			Note (d)	Note (f)
			share units
			based on $450,000 Note (b)

	2003	1,150,000	1,650,000	146,473	176,660	3,000,597	1,226,487	236,889
			and 8,562			Note (d)	Note (f)
			share units based on $550,000
			Note (b)

J.R.	2005	400,000	8,498	55,811	23,796	437,500	344,535	107,469
Fukakusa			share units			Note (d)	Based on 5,502
Chief			based on				shares from 2002
Financial			$700,000				grant
Officer			Note (b)				Note (e)

	2004	337,419	5,778	61,346	15,968	589,943	–	77,443
			share units			Note (d)
			based on $360,000
			Note (b)

	2003	325,759	3,554	–	22,344	379,540	–	9,758
			share units			Note (d)
			based on $228,245
			Note (b)

M.J. Lippert	2005	500,000	1,300,000+	977,866	53,032	975,000	957,041	155,772
Group Head			1,175,000			Note (d)	Based on 15,288
Global							shares from 2002
Technology &							grant
Operations							Note (e)

	2004	500,000	325,000+	1,269,536	53,680	974,927	1,329,647	134,252
			1,100,000			Note (d)	Note (f)

	2003	500,000	400,000+	1,614,465	62,640	1,063,651	1,226,487	85,008
			1,100,000			Note (d)	Note (f)

B.G. Stymiest	2005	700,000	1,300,000	116,390	54,392	1,000,000	–	158,974
Chief						Note (d)
Operating
Officer
						4,000,000
						Note (d)

	2004	–	550,000	–	–	–	–	–

	2003	–	–	–	–	–	–	–

24 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Summary compensation table (cont’d)

Long-term compensation
		Annual compensation			Awards		Payouts
				Other	Securities under	Shares or units
				annual	options/SARs	subject to resale	Long-Term Incentive	All other
Name and		Salary	Bonus	compensation	granted	restrictions	Plan payouts	compensation
principal position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)	($)(g)
W.J. Westlake	2005	600,000	1,300,000	59,732	53,032	975,000	512,700	137,430
Group Head						Note (d)	Based on 8,190
Personal &							shares from 2002
Business Clients							grant
– Canada							Note (e)

	2004	590,685	9,630	53,002	53,680	975,000	1,386,872	87,576
			share units			Note (d)	Note (f)
based on $600,000
Note (b)

	2003	540,822	7,784	64,131	32,120	545,297	1,241,956	16,167
			share units			Note (d)	Note (f)
based on $500,000
Note (b)

C.M. Winograd	2005	378,633	2,800,000	–	89,744	1,650,000	1,275,052	908,782
Group Head						Note (d)	Note (i)
Global Capital
Markets

	2004	271,800	3,300,000	–	49,552	900,000	1,896,164	729,175
						Note (d)	Note (i)

	2003	271,800	2,718,460	–	N/A	1,281,540	2,546,761	572,819
						Note (h)	Note (i)

(a)	Total annual incentive bonus for each Named Executive Officer consists of cash and deferred share unit (DSU) amounts shown under the “Bonus” column.

(b)	The DSUs awarded for fiscal 2005 are based on the average closing price of Common Shares over the five trading days prior to October 31, 2005, which was $82.37. Aggregate holdings of DSUs as at October 31, 2005 and their value, based on an October 31, 2005 Common Share price of $83.33, are as follows: Mr. G.M. Nixon 63,834 DSUs with a value of $5,319,287, Ms. J.R. Fukakusa 22,552 DSUs with a value of $1,879,258, Mr. M.J. Lippert 15,955 DSUs with a value of $1,329,530, Mr. W.J. Westlake 18,092 DSUs with a value of $1,507,582 and Mr. C.M. Winograd 377,523 DSUs with a value of $31,458,992. Additional DSUs are credited to reflect dividends paid on Common Shares.

(c)	The amounts in this column represent perquisites, other taxable benefits and other annual compensation. These amounts include costs for leased automobiles for Mr. G.M. Nixon of $80,540, Ms. J.R. Fukakusa of $33,811, Mr. M.J. Lippert of $52,886, Ms. B.G. Stymiest of $31,390 and Mr. W.J. Westlake of $34,732 as well as a financial counselling allowance of $15,000 for Mr. W.J. Westlake and a one-time club membership allowance of $50,000 for Ms. B.G. Stymiest. For Mr. M.J. Lippert, amounts appearing in this column for 2003, 2004 and 2005 include a Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. M.J. Lippert’s employment relocation in 1997 from the U.S. to Canada. In fiscal 2002, Mr. M.J. Lippert’s Canadian allowance started being phased out with complete elimination by November 1, 2007. For fiscal 2005, the allowance was set at $900,000.

(d)	Amounts shown for fiscal 2005 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert, Ms. B.G. Stymiest, Mr. W.J. Westlake and Mr. C.M. Winograd represent awards made on December 12, 2004 under the Bank’s Performance Deferred Share Program. Aggregate holdings of deferred shares granted under this program as at October 31, 2005 and their value, based on a Common Share price of $83.33, are as follows: Mr. G.M. Nixon 138,649 shares with a value of $11,553,590, Ms. J.R. Fukakusa 19,023 shares with a value of $1,585,177, Mr. M.J. Lippert 52,015 shares with a value of $4,334,429, Ms. B.G. Stymiest 16,146 shares with a value of $1,345,448, Mr. W.J. Westlake 42,402 shares with a value of $3,533,353 and Mr. C.M. Winograd 41,916 shares with a value of $3,492,828. Dividend equivalents accrued during the year are credited in the form of additional units under the Performance Deferred Share Program. For Ms. J.R. Fukakusa, amounts appearing in this column for 2004 also include an award under the RBC Share Unit Plan made on January 7, 2004. Aggregate holdings of Ms. J.R. Fukakusa’s RBC Share Units as at October 31, 2005 are 5,120 shares with a value of $426,650 based on a Common Share price of $83.33. These shares vest on January 7, 2007 and are conditional on Ms. Fukakusa being actively employed by the Bank on the vesting date and will have a value equal to the market value of Common Shares on the vesting date and will be paid in Common Shares. Dividend equivalents accrued during the year are credited in the form of additional units. For Ms. B.G. Stymiest, amounts appearing in this column include a $4,000,000 RBC Share Unit Plan award made on November 1, 2004 to compensate for forfeited long-term incentive awards from her prior employer. Aggregate holdings of Ms. B.G. Stymiest’s RBC share units as at October 31, 2005 are 65,679 units with a value of $5,473,035 based on a Common Share price of $83.33. These share units vest one third per year beginning on November 1, 2005 and are conditional on Ms. B.G. Stymiest being actively employed by the Bank on the vesting date and will have a value equal to the market value of Common Shares on the vesting date and will be paid in cash. Dividend equivalents accrued during the year are credited in the form of additional units.

(e)	Amounts shown for fiscal 2005 for Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert and Mr. W.J. Westlake represent payouts as a result of awards made on January 14, 2002 under the fiscal 2002 Performance Deferred Share Program. Dividend equivalents accrued during the vesting period and were credited in the form of additional units. Awards vested three years from the grant date on January 14, 2005 and were paid out in Common Shares to each executive based on a share price of $62.60.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA	25

(f)	In order to align the compensation of senior Bank officers more closely to the North American market, in 2001 awards were made under the North American Compensation Program to some officers, including $3,000,000 awards made to Messrs. G.M. Nixon and M.J. Lippert on April 1, 2001. Messrs. G.M. Nixon and M.J. Lippert’s awards were converted into 63,549 share units each. The units vested over a three-year period in equal installments of one-third per year. The units had a value equal to the market value of Common Shares on each vesting date and were paid in cash at the option of the Bank. The number of share units initially awarded was determined based on the award amount divided by the average closing price of Common Shares traded on the Toronto Stock Exchange for the five trading days immediately preceding the date of the award. The first third of these share units vested on April 1, 2002, the second third of these shares vested on April 1, 2003 and the final third of these shares vested on April 1, 2004. In March 2001, Mr. W.J. Westlake received a $3,000,000 award that converted into 64,350 share units. The first third of these share units vested on March 1, 2002, the second third of these share units vested on March 1, 2003 and the final third of these share units vested on March 1, 2004. The units did not attract dividends. No awards were made under this Program in 2002, 2003, 2004 or 2005.

(g)	The amounts in this column represent the Bank’s contribution under the employee savings and share ownership plans (RESSOP, DSSP). These officers participate in RESSOP and DSSP on the same basis as all other Bank employees. Under these Plans, employees can contribute up to 10% of their salary towards the purchase of Common Shares, with the Bank contributing additional Common Shares to the extent of 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year and credited in the form of additional units under the Deferred Share Unit Plan, the Performance Deferred Share Program and the RBC Share Unit Plan.

(h)	In 2003, under the deferral component of the RBC Capital Markets incentive program, 30% of Mr. C.M. Winograd’s combined salary and incentive was deferred into share units. For fiscal 2003, he was awarded 19,962 units, which had a value of $1,281,540. The deferred amounts are adjusted to reflect the variation in market price, including dividend equivalents. The cumulative deferred amount as at October 31, 2005 was $1,878,508 based on 22,543 share units and a Common Share price of $83.33. The amount deferred is payable at the rate of one-third per year and will be paid in either Common Shares or cash at the then prevailing price.

(i)	The amounts in this column represent payment to Mr. C.M. Winograd of the deferral component of the RBC Capital Markets incentive program.
Performance Deferred Shares
The following table shows for each Named Executive Officer share units awarded under the Performance Deferred Share program during the year ended October 31, 2005. Value realized upon vesting is the market value of the Common Shares on the vesting date. Performance Deferred Share grants vest three years after their award date.
     The share units were awarded on December 7, 2004, at a price of $63.40.
     The value of unvested Performance Deferred Shares at financial year-end is equivalent to the number of share units awarded multiplied by the market value of the Common Shares on October 31, 2005, which was $83.33 per share. Details of the program can be found in the “Mid-term and long-term incentive” section under “Performance Deferred Share Program”.

Long-term incentive awards during the most recently completed financial year

		Performance or	Estimated future payouts under non-securities-price based plans(1)
	Securities, units	other period until	Threshold	Target	Maximum
Name	or other Rights (#)	maturation or payout	($)	($)	($)

G.M. Nixon	17,744	December 7, 2007	1,478,608	1,478,608	1,478,608
	17,744	December 7, 2007	739,304	1,478,608	2,217,911

J.R. Fukakusa	3,450	December 7, 2007	287,489	287,489	287,489
	3,450	December 7, 2007	143,744	287,489	431,233

M.J. Lippert	7,689	December 7, 2007	640,724	640,724	640,724
	7,689	December 7, 2007	320,362	640,724	961,087

B.G. Stymiest	7,886	December 7, 2007	657,140	657,140	657,140
	7,886	December 7, 2007	328,570	657,140	985,711

W.J. Westlake	7,689	December 7, 2007	640,724	640,724	640,724
	7,689	December 7, 2007	320,362	640,724	961,087

C.M. Winograd	13,012	December 7, 2007	1,084,290	1,084,290	1,084,290
	13,012	December 7, 2007	542,145	1,084,290	1,626,435

(1)	Estimated future payouts are calculated based on the market value of the Common Shares on October 31, 2005 which was $83.33. Actual payouts will be based on the Common Share value at the time of vesting and may therefore differ from amounts shown in this table. Estimated future payouts are expressed in Canadian dollars.

26 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Stock Option Plan
The following table shows stock option grants made to the Named Executive Officers under the Bank’s Stock Option Plan during the financial year ended October 31, 2005. The Committee grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Common Shares at an exercise price being the higher of the market value of the shares based on the weighted average of the trading prices on the Toronto Stock Exchange for (i) the five-trading-day period ending immediately before the option grant and (ii) the day of the option grant. Each option may be exercised over a 10-year period; 25% of the options granted vest one year after the date of grant and an additional 25% per year over the following the three years.
Option/SAR grants during the most recently completed financial year(1)

	Securities	% of total options/SARs	Exercise or	Market value of securities
	under options/	granted to employees	base price ($)/	underlying options/SARs on the
Name	SARs granted (#)	in fiscal 2005	Common Share	date of grant ($)/Common Share	Expiration date

G.M. Nixon	122,376	11.91%	$63.40	$63.40	Dec. 7, 2014

J.R. Fukakusa	23,796	2.32%	$63.40	$63.40	Dec. 7, 2014

M.J. Lippert	53,032	5.16%	$63.40	$63.40	Dec. 7, 2014

B.G. Stymiest	54,392	5.30%	$63.40	$63.40	Dec. 7, 2014

W.J. Westlake	53,032	5.16%	$63.40	$63.40	Dec. 7, 2014

C.M. Winograd	89,744	8.74%	$63.40	$63.40	Dec. 7, 2014

(1)	Option grants do not include SARs.

The following table shows for each Named Executive Officer the number of Common Shares acquired through the exercise of stock options during the financial year ended October 31, 2005, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised options under the Stock Option Plan of the Bank as at October 31, 2005. Value realized upon exercise is the difference between the fair market value of the Common Shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the Common Shares on October 31, 2005, which was $83.33 per share.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option values

					Value of unexercised
			Unexercised options/SARs		in-the money options/SARs
	Securities acquired	Aggregate value	at October 31, 2005 (#)		at October 31, 2005 ($)
Name	at exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

G.M. Nixon	Nil	Nil	524,933	390,515	16,980,181	9,294,099

J.R. Fukakusa	Nil	Nil	93,414	55,194	3,197,346	1,287,459

M.J. Lippert	Nil	Nil	669,990	148,362	27,832,915	3,496,370

B.G. Stymiest	Nil	Nil	Nil	54,392	Nil	1,084,033

W.J. Westlake	Nil	Nil	141,980	121,852	4,521,594	2,724,860

C.M. Winograd	Nil	Nil	12,388	126,908	256,432	2,557,893

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 27
Securities authorized for issuance under equity compensation plans
The following table shows, as of October 31, 2005, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated either by equity compensation plans requiring the issuance of Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Common Shares not previously approved by shareholders, of which there are none to report. The numbers shown under “Equity compensation plans approved by security holders” relate to the Bank’s Stock Option Plan. Please refer to the description of the Stock Option Plan under “Report on executive compensation” in this Circular.

			Number of securities remaining
			available for future issuance
	Number of securities to be	Weighted average	under equity compensation plans
	issued upon exercise of	exercise price of	(excluding securities
	outstanding options	outstanding options	reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	18,266,388	46.29	12,250,070

Equity compensation plans not approved by security holders	0	0	0

Total	18,266,388	46.29	12,250,070

Pensions
Pension arrangements are in place to provide certain senior officers, including the Named Executive Officers, with lifetime annual retirement income of up to 65% of their average pensionable earnings, inclusive of benefits from the registered defined benefit pension plan and the Canada and Quebec Pension Plans.
     The pension arrangements made available to Mr. G.M. Nixon, Ms. J.R. Fukakusa, Mr. M.J. Lippert, Ms. B.G. Stymiest and Mr. W.J. Westlake consist of three components. The first component is a registered defined benefit pension plan to which the employer makes contributions up to the allowable limit as provided under the Income Tax Act. The second component consists of a defined benefit supplemental arrangement that provides pension benefits calculated on the first $175,000 of average pensionable earnings. The first two components are available to all full-time Canadian employees of the Bank. Effective January 2002, the Bank funds this supplemental pension liability through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension, for active and retired members. The third component is an unfunded supplemental arrangement that provides retirement income as described in this section (the third component is inclusive of the amounts from the first two components).
     Pensions are based on credited years of service and on average annual pensionable earnings, which are defined as base salary and annual incentive, including the amount elected to be taken in the form of DSUs, during the best 60 consecutive months in the last 10 years of employment. Pensionable earnings cannot exceed 160% of the final base salary for Mr. G.M. Nixon; for Mr. M.J. Lippert, Ms. B.G. Stymiest and Mr. W.J. Westlake, pensionable earnings cannot exceed 150% of the final base salary; and for Ms. J.R. Fukakusa cannot exceed 145% of the final base salary.
     Normally, these pension arrangements accrue from age 40 on the basis of certain percentages per year, as follows: 40–44, 2% per year; 45–59, 3% per year; 60–64, 2% per year up to a maximum of 65% of average pensionable earnings. The normal retirement age under these arrangements is 65 years. Early retirement benefits are available from age 55; however, the pension payable is reduced when the individual does not have 35 years of pension plan membership or if the individual is over age 60 and does not have 25 years of pension plan membership.
     The pension plan table below indicates pension levels at various years of credited service and levels of pensionable earnings.

28 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Pension plan table

	Years of credited service at normal retirement age of 65
Pensionable Earnings ($)	10	15	20	25
500,000	125,000	200,000	275,000	325,000

750,000	187,500	300,000	412,500	487,500

1,000,000	250,000	400,000	550,000	650,000

1,250,000	312,500	500,000	687,500	812,500

1,500,000	375,000	600,000	825,000	975,000

1,750,000	437,500	700,000	962,500	1,137,500

2,000,000	500,000	800,000	1,100,000	1,300,000

2,250,000	562,500	900,000	1,237,500	1,462,500

2,500,000	625,000	1,000,000	1,375,000	1,625,000

2,750,000	687,500	1,100,000	1,512,500	1,787,500

The pension arrangements for Messrs. M.J. Lippert and G.M. Nixon have a slightly different accrual schedule. Mr. M.J. Lippert’s arrangement provides for an accrual of 2% per year for ages 38–44 and 60–64, 3% per year for ages 45–49 and 55–59, and 2.2% per year for ages 50–54. Mr. G.M. Nixon’s arrangement provides for an accrual of 4.4% per year for ages 40-44 and 4.5% per year for ages 45–49 and 4.1% per year thereafter to a maximum of 65%. Early retirement benefits are available to Mr. G.M. Nixon, subject to board approval.
     Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. This Plan provides pension benefits up to the maximum pension allowed under a registered plan under the Income Tax Act. Mr. C.M. Winograd’s estimated annual pension payable upon retirement at normal retirement age is $60,333.
     The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Bank’s pension plans are being provided by the Bank on a voluntary basis and exceeds applicable disclosure requirements.

Executive pension value disclosure(1), (2)

		Accrued	Annual pension
	Current 2005	obligations at	benefit payable	Age		Normal
	Service Cost	October 31, 2005	at age 65	(as of	Credited	Retirement
Name	($ )(3)	($ )(4)	($)(5)	October 31, 2005)	Service	Age
G.M. Nixon	620,000	6,900,000	1,456,000	48	8.8 years	65

J.R. Fukakusa	122,000	1,924,000	377,000	50	11.0 years	65

M.J. Lippert	131,000	1,121,000	487,500	46	8.3 years	65

B.G. Stymiest	179,000	250,000	470,800	49	1.0 year	65

W.J. Westlake	165,000	2,443,000	574,200	51	10.8 years	65

C.M. Winograd	21,000	698,000	60,333	57	27.9 years	65

(1)	Pension benefits reflected in this table do not vest until the Named Executive Officer reaches age 55, or earlier for Mr. G.M. Nixon with board approval. In the case of Mr. C.M. Winograd his accrued pension to date is already vested.

(2)	Amounts shown include pension benefits under the Bank’s registered pension plan and supplemental retirement plans, other than for Mr. C.M. Winograd who participates only in the Pension Plan for Directors of RBC Dominion Securities Inc.

(3)	Service cost is the value of the projected pension earned for the period November 1, 2004 to October 31, 2005. Amounts shown above are consistent with our disclosures in Note 19 of the 2005 Consolidated Financial Statements.

(4)	Accrued obligation is the value of the projected pension earned for service to October 31, 2005. The accrued obligation increases with age and is significantly impacted by changes in the discount rate. A decrease in the discount rate year over year has increased the current accrued obligation for Mr. G.M. Nixon by $1,251,000, for Ms. J.R. Fukakusa by $262,000, for Mr. M.J. Lippert by $250,000, for Mr. W.J. Westlake by $444,000 and for Mr. C.M. Winograd by $84,000. Ms. B.G. Stymiest was hired effective November 1, 2004 and was not reported in 2004. Amounts shown above are consistent with our disclosure in Note 19 of the 2005 Consolidated Financial Statements.

(5)	Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 29
Employment contracts, termination of employment and change-in-control
In May 2001, the Bank adopted a change-in-control policy, which was reaffirmed in May 2003. The policy covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other selected senior Bank officers. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank. The change-in-control provisions for covered executives will be triggered by a major shareholder transaction and termination (except for cause) of a covered senior Bank officer within 24 months of the major shareholder transaction. The severance will be paid as a lump sum payment of up to two years of salary and annual incentive determined using a formula based on criteria such as service, age, salary and annual incentive. For the Named Executive Officers the payments would amount to two years of salary and annual incentives. Benefits will continue through the severance period. For all participants in the Stock Option Plan or other mid-term and long-term incentive programs, who are terminated without cause within 24 months of a change in control, all options and other awards will vest immediately upon termination and will remain exercisable for a three-month period following termination.
     A major shareholder transaction is defined as (i) an entity or individual acquiring 20% or more of the voting shares of the Bank, (ii) a change in the majority (over 50%) of the directors of the Bank, (iii) a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation, or (iv) a sale or disposition of 50% or more of the net book value of the assets of the Bank.
     The Bank maintains a severance program for qualifying Canadian employees that uses a formula based on criteria such as service, age, salary and annual incentive. For employees meeting certain age and service requirements, severance will be paid to bridge the employee to early retirement entitlement under the applicable pension arrangements. For Mr. G.M. Nixon and the other Named Executive Officers, the severance would be approximately two years of base salary and annual incentive.
     Mr. M.J. Lippert’s employment arrangements provide for an annual payment, exclusive of base salary, of $1,500,000 inclusive of his annual short-term incentive payment. Mr. Lippert receives benefits under a Canadian allowance arrangement put in place at the time of his transfer from the U.S. to compensate for differences in foreign exchange, compensation level and taxes on employment. The Canadian allowance amounted to $1,500,000 for the year ended October 31, 2003, and beginning fiscal 2004 reduced by $300,000 per annum, with complete elimination by November 1, 2007. For fiscal 2005 the Canadian Allowance was $900,000.
Total compensation
The following tables show the total direct compensation, as determined by the Committee for the Named Executive Officers for the last three calendar years (2003, 2004 and 2005).
     In establishing total direct compensation levels for the Named Executive Officers, the Bank defines total direct compensation as the aggregate of base salary, annual incentive and performance-based equity incentives (e.g., option grants, Performance Deferred Shares).
     The Bank views the annual value of the pension benefit, while not paid or awarded on an annual basis, as a component of the overall compensation program. Information on the annual pension service cost is shown in the table below. Information on the accrued liability and annual pension available at retirement has been disclosed in the executive pension value table.

30 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

	Year
J.R. Fukakusa*	2005	2004	2003
Chief Financial Officer	($)	($)	($)
Annualized base salary	400,000	340,000	330,000
Performance-based compensation
Cash bonus	700,000	360,000	228,245
Performance Deferred Shares(1)	450,000	437,500	290,000
Stock Options(2)	450,000	437,500	290,000
RBC Share Units(3)	–	300,000	–
Total performance-based compensation	1,600,000	1,535,000	808,245
Total direct compensation	2,000,000	1,875,000	1,138,245

Other annual compensation(4)	67,640	71,460	49,316
Annual pension service cost(5)	122,000	105,000	88,000

*	Ms. Fukakusa became CFO on September 9, 2004.

(1)	This item represents the portion of total direct compensation that was granted as performance deferred shares. For the award made in December 2005 for fiscal 2006, this represents 5,098 performance deferred shares at a grant price of $88.26.

(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using a 5-year average Black Scholes value of 26% (the corresponding value for 2003 and 2004 was 29%). For the fiscal 2006 award made in December 2005, 19,612 options were granted at a strike price of $88.25 with a 10-year term.

(3)	Represents a share award made in January 2004. The shares vest on January 7, 2007 and are conditional on Ms. Fukakusa being actively employed by the Bank on the vesting date.

(4)	This represents the employer contribution under the employee share ownership and savings plan and perquisites.

(5)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

	Year
M.J. Lippert	2005	2004	2003
Group Head, Global Technology & Operations	($)	($)	($)
Annualized base salary	500,000	500,000	500,000
Performance-based compensation
Cash bonus(1)	1,500,000	1,500,000	1,500,000
Performance Deferred Shares(2)	1,000,000	975,000	975,000
Stock options(3)	1,000,000	975,000	975,000
Total performance-based compensation	3,500,000	3,450,000	3,450,000
Total direct compensation	4,000,000	3,950,000	3,950,000

Other annual compensation(4)	92,845	84,496	129,424
Canadian allowance(5)	900,000	1,200,000	1,500,000
Annual pension service cost(6)	131,000	131,000	106,000

(1)	This payment is inclusive of Mr. M.J. Lippert’s annual bonus and contractual payments as detailed in the “Employment contracts, termination of employment and change-in-control” section of this Circular.

(2)	This item represents the portion of total direct compensation that was granted as performance deferred shares. For the award made in December 2005 for fiscal 2006, this represents 11,330 performance deferred shares at a grant price of $88.26.

(3)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using a 5-year average Black Scholes value of 26% (the corresponding value for 2003 and 2004 was 29%). For the fiscal 2006 award made in December 2005, 43,584 options were granted at a strike price of $88.25 with a 10-year term.

(4)	This represents the employer contribution under the employee share ownership and savings plan and perquisites.

(5)	Amount represents the annual Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada.

(6)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 31

	Year
B.G. Stymiest	2005	2004		2003
Chief Operating Officer	($)	($)		($)

Annualized base salary	700,000	–	(1)	–
Performance-based compensation
Cash bonus	1,300,000	550,000	(2)	–
Performance deferred shares(3)	1,100,000	1,000,000		–
Stock options(4)	1,100,000	1,000,000		–
RBC Share Units(5)	–	4,000,000		–
Total performance-based compensation	3,500,000	6,550,000		–
Total direct compensation	4,200,000	6,550,000		–

Other annual compensation(6)	136,527	–		–
Annual pension service cost(7)	179,000	–		–

(1)	Ms. B.G. Stymiest joined the Bank on November 1, 2004.

(2)	Bonus paid represents compensation forfeited from prior employer.

(3)	This item represents the portion of total direct compensation that was granted as performance deferred shares. For the award made in December 2005 for fiscal 2006, this represents 12,462 performance deferred shares at a grant price of $88.26.

(4)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using a 5-year average Black Scholes value of 26% (the corresponding value for 2004 was 29%). For the fiscal 2006 award made in December 2005, 47,940 options were granted at a strike price of $88.25 with a 10-year term.

(5)	Represents a share unit award made in November 2004 to compensate for forfeited long-term incentive awards at her prior employer. The share units vest one-third per year and are conditional on Ms. B.G. Stymiest being actively employed by the Bank on the vesting date.

(6)	This represents the employer contribution under the employee share ownership and savings plan and perquisites.

(7)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

	Year
W.J. Westlake	2005	2004	2003
Group Head, Personal & Business Clients – Canada	($)	($)	($)

Annualized base salary	600,000	600,000	550,000
Performance-based compensation
Cash bonus	1,300,000	600,000	500,000
Performance Deferred Shares(1)	1,000,000	975,000	975,000
Stock options(2)	1,000,000	975,000	975,000
Total performance-based compensation	3,300,000	2,550,000	2,450,000
Total direct compensation	3,900,000	3,150,000	3,000,000

Other annual compensation(3)	77,683	70,665	80,298
Annual pension service cost(4)	165,000	165,000	132,000

(1)	This item represents the portion of total direct compensation that was granted as performance deferred share awards. For the award made in December 2005 for fiscal 2006, this represents 11,330 performance deferred shares at a grant price of $88.26.

(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using a 5-year average Black Scholes value of 26% (the corresponding value for 2003 and 2004 was 29%). For the fiscal 2006 award made in December 2005, 43,584 options were granted at a strike price of $88.25 with a 10-year term.

(3)	This represents the employer contribution under the employee share ownership and savings plan and perquisites.

(4)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year. The annual pension service cost increases with age and is impacted by changes in interest rates.

32 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

	Year
C.M. Winograd	2005	2004	2003
Group Head, Global Capital Markets	($)	($)	($)

Annualized base salary	400,000	271,800	271,800
Performance-based compensation
Cash bonus	2,800,000	3,300,000	2,718,460
Performance Deferred Shares(1)	1,400,000	1,650,000	900,000
Stock options(2)	1,400,000	1,650,000	900,000
Total performance-based compensation	5,600,000	6,600,000	4,518,460
Total direct compensation	6,000,000	6,871,800	4,790,260

Other annual compensation(3)	4,500	4,500	Nil
Annual pension service cost(4)	21,000	23,000	16,000

(1)	This item represents the portion of total direct compensation that was granted as performance deferred shares. For the award made in December 2005 for fiscal 2006, this represents 15,862 performance deferred shares at a grant price of $88.26.

(2)	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in December 2005 is valued using a 5-year average Black Scholes value of 26% (the corresponding value for 2003 and 2004 was 29%). For the fiscal 2006 award made in December 2005, 61,016 options were granted at a strike price of $88.25 with a 10-year term.

(3)	This represents the employer contribution under the employee share ownership and savings plan.

(4)	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

Indebtedness of directors and executive officers
Indebtedness of directors and executive officers other than under securities purchase programs
As at December 30, 2005 aggregate indebtedness entered into for purposes other than in connection with purchase of securities (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all executive officers, directors and employees amounted to approximately $2,824 million. This amount primarily reflects housing loans secured on the borrower’s principal residence.

Indebtedness of directors and executive officers other than under securities purchase programs

		Largest amount outstanding
	Involvement of issuer	during year ended	Amount outstanding as at
Name and principal position	or subsidiary	October 31, 2005 ($)(1)	December 30, 2005 ($)(1)

A. Hibben, SVP	Bank Loans	851,247	352,107

Note: Executive Officers are executive officers of Royal Bank of Canada as defined under National Instrument 51-102 Continuous Disclosure Obligations.
(1)	Loan made in connection with investment venture in RBC Capital Partners.

Indebtedness of directors and executive officers under securities purchase programs
As at December 30, 2005 there was no outstanding indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all executive officers, directors and employees made in connection with the purchase of securities of the Bank or any of its subsidiaries.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 33
Additional items
Corporate governance
Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘B’ to this Circular. Additional information relating to corporate governance at the Bank may be found on its governance website at rbc.com/governance.
Directors’ and officers’ liability insurance
The Bank has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2006. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to directors’ and officers’ liability insurance are approximately $1.2 million per annum.
Available documentation
The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an annual information form with such securities commissions. Financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to the Bank may be found on SEDAR at sedar.com or obtained on request from the Secretary of the Bank.
Directors’ approval
The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.
December 30, 2005
Carol J. McNamara
Vice-President & Secretary

34 ROYAL BANK OF CANADA	SCHEDULE ‘A’: RECORD OF ATTENDANCE BY DIRECTORS
SCHEDULE ‘A’ Record of attendance by directors

For the 12 months ended October 31, 2005	Number of meetings attended
Director	Board	Committees(1)
W. Geoffrey Beattie	11 of 12	11 of 11

George A. Cohon, o.c., o.ont.	11 of 12	14 of 14

Douglas T. Elix	11 of 12	6 of 7

John T. Ferguson, f.c.a.	12 of 12	7 of 7

The Hon. Paule Gauthier, p.c., o.c., o.q., q.c.	11 of 12	9 of 9

Alice D. Laberge(2)	1 of 1	N/A

Jacques Lamarre, o.c.	10 of 12	14 of 17

Brandt C. Louie, f.c.a.	10 of 12	8 of 11

Michael H. McCain(2)	1 of 1	N/A

Gordon M. Nixon(3)	12 of 12	24 of 24

David P. O’Brien(4)	12 of 12	7 of 7

Robert B. Peterson	12 of 12	13 of 13

J. Pedro Reinhard	12 of 12	15 of 17

Cecil W. Sewell, Jr.	12 of 12	N/A(5)

Kathleen P. Taylor	12 of 12	11 of 12

Victor L Young, o.c.	11 of 12	12 of 12

(1)	Excludes directors’ attendance at regional director committee meetings.

(2)	Joined the board on October 18, 2005.

(3)	As President & Chief Executive Officer of the Bank, Mr. G.M. Nixon is not a member of any board committee but attends meetings of all committees at the request of the board.

(4)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. D.P. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees wherever possible.

(5)	As Chairman of the Board of RBC Centura Banks, Inc., Mr. C.W. Sewell, Jr. is not a member of any board committee.

Summary of board and committee meetings held

Board	12

Audit	10

Conduct Review and Risk Policy	7

Corporate Governance and Public Policy	4

Human Resources	3

Regional director committees of the board also held meetings as follows:

Atlantic	2

Quebec	0

Ontario	2

Prairies	1

British Columbia	2

Directors who have retired during the year and attended meetings during the 12-month period ended October 31, 2005, are as follows:

L. Yves Fortier, c.c.,q.c.	5 of 5 board meetings
3 of 4 committee meetings

J. Edward Newall, o.c.	5 of 5 board meetings
5 of 5 committee meetings

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 35
SCHEDULE ‘B’ Statement of Corporate Governance Practices and Guidelines
For many years the Board of Directors has implemented progressive governance practices, creating structures and adapting processes to enable the board to carry out its responsibilities more effectively. The Bank’s governance policies and practices enhance the ability of the Board of Directors to supervise and counsel management in generating long-term shareholder value.
     The board exercises its authority in accordance with the Bank’s Code of Conduct and its By-laws, as well as the Bank Act, and other applicable laws and regulations, including those imposed on the Bank by Canadian securities regulatory authorities, the U.S. Sarbanes-Oxley Act of 2002 (SOX) and the U.S. Securities and Exchange Commission (SEC). In addition to the Toronto Stock Exchange (TSX), our Common Shares are listed on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX). Our governance practices are consistent with the Governance Guidelines and Audit Committee Rules adopted by Canadian securities regulatory authorities.(1) We are not required to comply with most of the NYSE corporate governance rules (the NYSE Rules), and instead may comply with Canadian governance practices. However, except as summarized on our corporate governance website at rbc.com/governance,(2) our governance practices meet or exceed the standards set by the NYSE Rules in all significant respects.
     This corporate governance disclosure is responsive to the Disclosure Rules adopted by Canadian securities regulatory authorities(3) and certain NYSE Rules and SEC rules adopted pursuant to SOX. The Board of Directors has approved this disclosure on the recommendation of its Corporate Governance and Public Policy Committee.
     Additional information about the Bank’s system of governance can be found on pages 144 and 145 of our Annual Report. The following information is available at rbc.com/governance:
•	governance information from our Annual Report;

•	the Code of Conduct;

•	the charters of the Board of Directors and of its committees;

•	the Director Independence Policy;

•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the President & Chief Executive Officer;

•	a summary of significant differences between the NYSE Rules and the Bank’s governance practices;

•	the Corporate Responsibility Report and the Sustainability Report; and

•	this Statement of Corporate Governance Practices and Guidelines.
Printed versions of these documents can be obtained from the Corporate Secretary of the Bank upon request.
Code of Conduct(4)
The Board of Directors endorses the principles and compliance elements expressed in Royal Bank of Canada’s Code of Conduct, which is filed on SEDAR,(5) and is also available at rbc.com/governance or upon request from the Corporate Secretary of the Bank. The Code of Conduct constitutes written standards designed to promote integrity and ethical behaviour. It sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally, and applies to the Chairman and members of the Board of Directors, senior management and all employees. The Code of Conduct emphasizes guiding principles: upholding the law, honouring trust, fairness, objectivity, confidentiality, integrity, and corporate and individual responsibility. It deals with conflicts of interest, protection and proper use of corporate assets and opportunities and reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. In the 2005 financial year, the Board of Directors granted no waivers from the Code of Conduct for the benefit of the Bank’s directors or executive officers.
     To monitor effectiveness of the Bank’s overall ethics and compliance program in promoting an organizational culture that encourages ethical conduct and a commitment to compliance with laws and regulations, the board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues.

(1)	The “Governance Guidelines” are set out in National Policy 58-201 Corporate Governance Guidelines. The “Audit Committee Rules” are set out in Multilateral Instrument 52-110 Audit Committees.

(2)	Information contained in or otherwise accessible through websites mentioned in this Statement of Corporate Governance Practices and Guidelines does not form a part of this Statement. All references in this Statement to websites are inactive textual references only.

(3)	The “Disclosure Rules” are set out in National Instrument 58-101 Disclosure of Corporate Governance Practices and Form 58-101F1 Corporate Governance Disclosure.

(4)	Form 58-101F1, section 5; NP 58-201, sections 3.8 and 3.9.

(5)	“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, which is available at sedar.com.

36 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES
     To enhance understanding throughout our worldwide organization of the values and principles outlined in the Code of Conduct, an online learning program was designed and implemented, together with regular online testing and tracking of completion by employees, including senior management.
     Where the personal or business relationships or interests of directors may conflict with those of the Bank, directors are required to disclose in writing the nature and extent of the conflict of interest. In the event of a conflict of interest, a director or executive officer will leave the relevant portion of the meeting and will not participate in the decision.
Independence of the board
As a Canadian financial services company listed on the TSX and NYSE, the Bank is subject to various guidelines, requirements and disclosure rules governing the independence of the board and its committees, including those imposed by the Bank Act, the Governance Guidelines, the Audit Committee Rules, the Disclosure Rules, the NYSE Rules and SOX.
     The Bank complies with provisions of the Bank Act that limit the number of affiliated directors. Only two (Messrs. G.M. Nixon and C.W. Sewell, Jr.) of the 17 persons proposed in this Circular for election to the board at the 2006 Annual Meeting (Nominees) are affiliated with the Bank.
     The Bank also meets the standards of the Governance Guidelines and Audit Committee Rules regarding independence and voluntarily conforms to the standards of the NYSE Rules regarding independent directors. To assist it in making determinations as to the independence of members of the Board of Directors and its committees, the board has adopted the categorical standards of independence expressed in our Director Independence Policy, attached as Appendix ‘1’.
     Based on our Director Independence Policy and information provided by each of the directors as to their personal and business relationships with the Bank and its subsidiaries, the board, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 14 of the 17 Nominees have no material relationship with the Bank and are therefore independent.(6) On this basis, the following 14 Nominees are independent:(7) W. Geoffrey Beattie, George A. Cohon, Douglas T. Elix, John T. Ferguson, Paule Gauthier, Timothy J. Hearn, Alice D. Laberge, Jacques Lamarre, Brandt C. Louie, David P. O’Brien, Robert B. Peterson, J. Pedro Reinhard, Kathleen P. Taylor and Victor L. Young. The following three Nominees are not independent:(8)
•	Gordon M. Nixon, as President & Chief Executive Officer of the Bank;
•	Cecil W. Sewell, Jr., as Chairman of the Board of RBC Centura Banks, Inc., a subsidiary of the Bank; and
•	Michael H. McCain, as an officer and director of an entity that is a borrower of the Bank.
Board policy permits no more than two board members from management. To further enhance director independence, individual directors may, with the approval of the Chairman of the Board, engage external advisors at the expense of the Bank. In addition, the board has established that no more than two of our directors may sit on the same outside board.(9) The biographies on pages 6 to 10 of this Circular identify the other reporting issuers of which each Nominee is a director.(10)
Independent Chairman of the Board
David P. O’Brien, an independent director, acts as the Chairman of the Board(11) and the Chair of the Corporate Governance and Public Policy Committee. Following every board meeting, the Chairman of the Board leads sessions attended only by directors other than Mr. G.M. Nixon, and, at least once a year, leads a session attended only by independent directors. During the 2005 financial year there was one session that was attended only by independent directors.(12) The Chairman also serves as a liaison among the directors and between the board and senior management. The board has approved a written position description for the Chairman of the Board, which is available at rbc.com/governance.(13)
     Shareholders may communicate directly with the independent directors by writing to: Chairman of the Board of Directors, Royal Bank of Canada, Royal Bank Plaza, P.O. Box 1, Toronto, Ontario, Canada M5J 2J5.

(6)	Form 58-101F1, section 1(c); NP 58-201, section 3.1.

(7)	Form 58-101F1, section 1(a).

(8)	Form 58-101F1, section 1(b).

(9)	Board policy allows more than two directors to sit on the board of a Bank subsidiary or, when it is in the best interests of the Bank in order to ensure appropriate oversight, an entity in which the Bank holds a substantial investment.

(10)	Form 58-101F1, section 1(d).

(11)	Form 58-101F1, section 1(f); NP 58-201, section 3.2.

(12)	Form 58-101F1, section 1(e); NP 58-201, section 3.3.

(13)	Form 58-101F1, section 3(a); NP 58-201, section 3.5.

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 37
Position description of the President & Chief Executive Officer
The Board of Directors has approved a written position description for the President & Chief Executive Officer, which is available at rbc.com/governance.(14) The Human Resources Committee of the board approves the corporate objectives that the President & Chief Executive Officer is responsible for meeting and assesses the President & Chief Executive Officer against these objectives.
Committees of the board
To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee. The Corporate Governance and Public Policy Committee acts as the nominating committee of the board. The Human Resources Committee acts as the compensation committee of the board. The activities of the board committees are described below. The committee charters are summarized on page 145 of our Annual Report and are set out in full at rbc.com/governance. Each committee annually evaluates its effectiveness in carrying out the duties specified in its charter. Each committee is chaired by an independent director. The board has approved a position description for the chairs of these committees, which is available at rbc.com/governance.(15) Each committee may engage external advisors at the expense of the Bank.
Independence of board committees
As a matter of policy:
•	all members of the Audit Committee must be independent directors who also meet additional independence standards specified for Audit Committee members in our Director Independence Policy;

•	all members of the Human Resources Committee and the Corporate Governance and Public Policy Committee must be independent directors; and

•	a majority of the members of the Conduct Review and Risk Policy Committee must be independent.
Based on information provided by the directors, and applying the standards set out in the Director Independence Policy, the board has determined that all current members of each committee of the Board of Directors are independent.
The role of the board
The Board of Directors is responsible for the stewardship of the Bank. It is elected by shareholders to supervise management of the Bank’s business and affairs, with the goal of enhancing long-term shareholder value. It delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness.
       The board participates in strategic planning, makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness. The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends.
       By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Management’s discretion is limited in some matters by dollar thresholds beyond which board approval is required. For example, such thresholds exist for acquisitions and divestitures, investments in new subsidiaries, equity commitments, intra-group transactions and entering into strategic alliances, licensing or outsourcing agreements. The board acts in a supervisory role and any responsibilities not delegated to management remain with the board and its committees. The scope of the board’s supervisory role includes such matters as governance, the strategic planning process, identification and management of risks, succession planning, internal controls, communications policy and nomination of directors. To support it in its supervisory role, the board expects management, among other things, to:
•	undertake an ongoing review of the Bank’s strategies and their implementation in light of evolving conditions;

•	present a comprehensive annual operating plan and regularly report on the Bank’s performance and results relative to that plan;

•	report regularly on the Bank’s business and affairs, with a focus on matters of material consequence for the Bank and its shareholders;

•	implement systems to identify and manage the principal risks of the Bank’s businesses; and

•	implement and maintain appropriate systems of internal control.

(14)	Form 58-101F1, section 3(b); NP 58-201, section 3.5.

(15)	Form 58-101F1, section 3(a); NP 58-201, section 3.5.

38 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES
The board’s duties are more specifically described in its charter, attached as Appendix ‘2’,(16) and in the charters of its committees, which are summarized on page 145 of our Annual Report and reproduced in full at rbc.com/governance.
Strategic planning
The board oversees the Bank’s strategic direction and major policy decisions. Strategies and their implementation are frequently discussed at board meetings. Each year, the board devotes a day-long meeting solely to strategic planning. The board approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. It reviews and approves the corporate financial objectives, operating plans and actions of the Bank, including significant capital allocations, expenditures and transactions that exceed thresholds set by the board.
Identification of risks
The board, through its Conduct Review and Risk Policy Committee, identifies the principal risks of the Bank’s businesses and seeks to ensure that those risks are effectively managed. Among other things, that Committee reviews risk management policies and processes, including those concerning credit risk, market risk, structural risk, fiduciary risk and operational risk. The Audit Committee reviews reports from the internal audit function and reviews the internal controls and risk management policies and processes related to management of capital and liquidity and prevention and detection of fraud and error. Both the Conduct Review and Risk Policy Committee and the Audit Committee receive reports on regulatory compliance matters.
Succession planning
The Human Resources Committee reviews succession planning for the President & Chief Executive Officer and other key senior officers, reviews the Bank’s plans for the development of senior talent and fosters depth in management by reviewing candidates for senior positions. The Committee reports to the board annually on succession planning matters. The President & Chief Executive Officer has a written objective that makes succession planning a priority.
Integrity of internal controls and management information systems
The board’s Audit Committee requires management to implement and maintain appropriate systems of internal control, and meets with the Chief Internal Auditor and with management of the Bank to assess the adequacy and effectiveness of these systems of internal control.
Disclosure control certifications
The Bank has disclosure controls and procedures designed to ensure that material information relating to the Bank is communicated to senior executives of the Bank and to the Bank’s Disclosure Committee. Due diligence procedures have been designed and implemented to ensure that all material financial information is included in the Bank’s financial statements. Following review by the Disclosure Committee, the President & Chief Executive Officer and the Chief Financial Officer certify annually that the financial statements contained in the Bank’s Annual Report filed with Canadian securities regulatory authorities and the Bank’s Annual Report on Form 40-F filed with the SEC fairly present, in all material respects, the financial condition and results of operations of the Bank. They also certify that the annual filings do not contain an untrue statement of a material fact. As part of the certification process, the President & Chief Executive Officer and the Chief Financial Officer certify as to the effectiveness of the Bank’s disclosure controls and procedures. The President & Chief Executive Officer and Chief Financial Officer also certify the financial statements contained in the Bank’s quarterly reports as well as the effectiveness of the Bank’s disclosure controls and procedures.
Corporate communications
The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and this Circular. The Corporate Governance and Public Policy Committee of the board reviews policies and programs related to the Bank’s image and ensures that appropriate processes are in place for communicating with clients, employees, shareholders, the investment community and the public. The board approves the Bank’s disclosure policy that addresses how the Bank interacts with analysts, investors and the public and that contains measures to avoid selective disclosure. In this regard, the Bank’s investor relations group is responsible for maintaining communications with the investing public in accordance with the Bank’s policies and procedures and legal

(16)	Form 58-101F1, section 2; NP 58-201, section 3.4.

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 39
disclosure requirements. Procedures are in place to provide timely information to current and potential investors and respond to their inquiries. It is the Bank’s policy that every shareholder inquiry should receive a prompt response from an appropriate officer. Senior executives, including the President & Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Senior Vice-President, Investor Relations, meet regularly with financial analysts and institutional investors. The quarterly earnings conference calls with analysts and institutional investors are broadcast live and archived for a three-month period on the Bank’s investor relations website at rbc.com/investorrelations/conference and are accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public for a period of three months after each call. Presentations at investor conferences are promptly made available on the Internet. Investor relations staff are available to shareholders by telephone and fax, and significant disclosure documents are available at rbc.com/investorrelations.
Corporate Governance and Public Policy Committee(17)
At the Bank, ensuring the effectiveness of the board is an ongoing process, at the centre of which is a strong, independent Corporate Governance and Public Policy Committee. The Committee advises and assists the board in applying governance principles and practices and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Bank. The Committee monitors and makes recommendations regarding the effectiveness of the system of corporate governance at the Bank, including the information requirements of the board, the frequency and content of meetings, communication processes between the board and management, the charters of the board and its committees, and policies governing retirement or resignation of board members and the size and composition of the board. The Committee also reviews shareholder proposals and recommends to the board responses to the proposals. As described below, the Committee, which is composed solely of independent directors, acts as the nominating committee of the board.(18) The Committee has sole authority to retain, and approve the fees of, any external advisor that it determines to be necessary to carry out its duties.(19) The Committee’s charter is available at rbc.com/governance.(20)
Nomination of directors by Corporate Governance and Public Policy Committee(21)
The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each Annual Meeting to serve for a term expiring on the date of the next Annual Meeting. The Corporate Governance and Public Policy Committee is responsible for recommending to the board individuals qualified to become board members.(22)
       Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board, and assesses their competencies and skills. In doing so, it considers their qualification under applicable laws, regulations and rules, as well as the needs of the Bank and the talents already represented on the board. Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the organization.(23)
       The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders. The Committee may also retain external consultants to conduct searches for appropriate candidates. Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to: Chairman of the Board, Royal Bank of Canada, Royal Bank Plaza, P.O. Box 1, Toronto, Ontario, Canada M5J 2J5. Proposals for nomination received by the Chairman are presented to the Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the board.
       Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience, residency and familiarity with geographic regions relevant to the Bank’s strategic priorities. The Committee reviews each candidate’s biographical information and assesses each candidate’s suitability against criteria that have been developed by the Committee and set out in the Committee’s charter. In this context, the Committee will consider whether:
•	in personal and professional dealings, the candidate has demonstrated integrity, high ethical standards and commitment to the values expressed in the Bank’s Code of Conduct;

(17)	Form 58-101F1, sections 6(b) and (c).

(18)	NP 58-201, section 3.10.

(19)	NP 58-201, section 3.11.

(20)	NP 58-201, section 3.11.

(21)	Form 58-101F1, section 6(a).

(22)	NP 58-201, section 3.13.

(23)	NP 58-201, sections 3.12 and 3.14.

40 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES
•	the candidate has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors;

•	the candidate possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs;

•	the candidate has a history of achievements that demonstrates ability to perform at the highest level, and that reflects high standards for themselves and others;

•	the candidate’s background includes business, governmental, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;

•	the candidate is likely to take an independent approach and to provide a balanced perspective;

•	the candidate is financially literate or has the potential to become financially literate and able to read financial statements and other indices for evaluating corporate performance;

•	the candidate has specific skills, expertise or experience that would complement those already represented on the board; and

•	the candidate recognizes the strengths of diversity.
This assessment involves exercise of the Committee’s independent judgment. On this basis, the Committee makes recommendations to the board regarding potential director candidates. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. Directors are not renominated at the Annual Meeting following their 69th birthday.
     In the following circumstances a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Committee:
•	if the director is no longer qualified under the Bank Act or other applicable laws;

•	if the director does not meet eligibility rules under the board’s conflict of interest guidelines; or

•	if the credentials underlying the appointment of such director change.
Directors are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve, and a minimum attendance level of 75% of board and committee meetings is required. The attendance record for each director for all board and committee meetings held during the 2005 financial year is disclosed in Schedule ‘A’ to this Circular.(24)
     The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following the Bank’s Annual Meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the Annual Meeting, including the reasons for rejecting the resignation, if applicable. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Public Policy Committee at which the resignation is considered.
Board assessment(25)
The directors conduct an annual evaluation of the performance and effectiveness of the board and each of its committees, in light of their charters. The resulting data is analyzed by an independent external consultant and reviewed by the Corporate Governance and Public Policy Committee and the Board of Directors. There is also a process for regular written peer review to assess individual directors on the attributes that contribute to an effective board. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.
Board size
The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation and a need to be small enough to facilitate open and effective dialogue and decision making.(26) In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 17 nominees are proposed for election as directors at the Annual and Special Meeting on March 3, 2006.

(24)	Form 58-101F1, section 1(g).

(25)	Form 58-101F1, section 9; NP 58-201, section 3.18.

(26)	NP 58-201, section 3.12.

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 41
Director information, education and orientation(27)
The Bank has procedures designed to ensure that the board has timely access to the information it needs to carry out its duties. Directors are involved in setting the agenda for board and committee meetings. They receive a comprehensive package of information prior to each board and committee meeting, and attend an annual strategic planning session. As well, after each committee meeting, the full board receives a report on the committee’s work.
     The Bank prepares and updates a Director’s Guide for new and existing board members. The Director’s Guide describes the role of the board, its committees and directors, relevant policies and information relating to the Bank and its management. New directors also meet with members of the Group Executive, representing the Bank’s core businesses, and with other senior officers, to discuss the business functions and activities of the Bank. The goal is to ensure that new directors fully understand the nature and operation of the Bank’s business, the role of the board and its committees and the contribution that individual directors are expected to make, including the commitment of time and energy that the Bank expects of its directors.
     Directors have full access to senior management and employees of the Bank. To assist board members in maintaining and enhancing their skills and abilities as directors and in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of the Bank’s business current, the Bank provides directors with an ongoing education program. Presentations on the business and regulatory environment and on specialized and complex aspects of the Bank’s business operations are regularly made to the board. In 2005, these included educational sessions concerning the Basel II capital framework, continuous disclosure obligations and accounting issues.
Board compensation: Corporate Governance and Public Policy Committee(28)
The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. In making recommendations to the board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other major public companies and financial institutions, which is conducted and analyzed by an independent external consultant. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. In 2005, the Committee retained Towers Perrin as its consultant for these purposes. The fees paid for this were approximately $36,500. Towers Perrin also provided information to the Bank related to executive pay, and advice and information on communications to employees concerning compensation and benefits, and pension investment strategy as well as actuarial services for certain pension programs outside of Canada.(29) In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. The existing requirement for directors to own Common Shares or Director Deferred Stock Units with a minimum value of $300,000 will be increased starting on April 1, 2006 to $500,000. In addition, directors receive a dedicated annual retainer in the form of Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board. Directors must also retain until retirement a significant portion of Common Shares acquired upon the exercise of options granted under the Director Stock Option Plan prior to the end of 2002, at which time grants of stock options were discontinued under this Plan. Directors who are officers of the Bank or its subsidiaries receive no remuneration as directors. More specific information concerning the compensation of directors is disclosed under the heading “Compensation of directors” on page 15 of this Circular.
Executive compensation: Human Resources Committee(30)
The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board. It advises the board with respect to compensation principles, policies, programs and plans and human resources policies and practices designed to achieve the strategic goals and financial objectives of the Bank. Based on the recommendation of the Human Resources Committee, in light of objectives approved by the Committee, the President & Chief Executive Officer’s compensation is determined by the independent directors. The Human Resources Committee also makes recommendations to the board with respect to compensation of other senior management, incentive compensation and equity-based plans. The process by which the board determines compensation for senior officers is described in this Circular under the heading “Report on executive compensation”. The Committee has sole authority to retain, and approve the fees of, any independent compensation consultant to assist in determining compensation of officers of the Bank. Details of compensation consultants retained to assist in determining compensation for the Bank’s senior officers are provided on page 17 of this Circular under the subheading

(27)	Form 58-101F1, sections 4(a) and (b); NP 58-201, sections 3.6 and 3.7.

(28)	Form 58-101F1, section 7(a) and NP 58-201, section 3.17(b) (as regards directors).

(29)	Form 58-101F1, section 7(d) (as regards directors).

(30)	Form 58-101F1, section 7 and NP 58-201, sections 3.15, 3.16 and 3.17 (as regards officers).

42 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES
“Report on executive compensation – Independent advice”. In addition the Human Resources Committee annually approves the Code of Conduct, reviews senior management succession plans and senior talent development programs, reviews executive compensation disclosure before it is publicly disclosed and advises the board on matters concerning the Bank’s pension plans and the pension plans of participating subsidiaries. The Committee’s charter is available at rbc.com/governance.
Audit Committee
Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from the Bank other than for service as a director and a member of the board committees of the Bank or of a subsidiary. All members of the Committee are financially literate. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.
     The board has determined that the Committee has one member, Mr. J. Pedro Reinhard, who qualifies as an “audit committee financial expert” as defined by SEC rules. Board policy provides that none of the members of the Audit Committee will serve on the audit committees of more than three public companies, including the Bank.
     The Committee assists the board in its oversight of the integrity of the Bank’s financial statements, the external auditor’s qualifications and independence, the performance of the Bank’s internal audit function and of the external auditor, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters.
     Subject to the powers of the shareholders under the Bank Act to appoint and revoke the appointment of the external auditor, the Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditor and to approve the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Bank that may affect the external auditor’s independence and objectivity.
     The Audit Committee is also charged with reviewing with the external auditor any audit problems or difficulties and management’s response. The Committee’s charter also includes the establishment of procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees of concerns regarding accounting or auditing. Among other things, the Committee reviews:
•	the annual and quarterly financial statements, the annual information form, the annual and quarterly management’s discussion and analysis and earnings press releases;

•	investments and transactions that could adversely affect the well-being of the Bank, as identified by the external auditor or management;

•	prospectuses relating to the issuance of securities by the Bank; and

•	any significant issues reported to management by the internal audit function and management’s responses to any such reports.
The Audit Committee’s charter provides that the Committee will, at least quarterly, meet separately with the external auditor, the Chief Internal Auditor and management, to discuss and review specific issues as appropriate. The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures, including internal controls over financial reporting and for the prevention and detection of fraud and error. The Committee meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of these systems of internal control. In addition, the Committee has established procedures for the receipt and resolution by the Bank of complaints concerning accounting, internal accounting controls or auditing matters, as well as procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.
     For further information relating to the Audit Committee and the Bank’s external auditor please refer to the Report of the Audit Committee on page 11 of this Circular and to the section entitled “Audit Committee” in the Bank’s annual information form dated November 30, 2005. The annual information form may be found on SEDAR at sedar.com or obtained on request from the Corporate Secretary of the Bank. The Committee’s charter is available at rbc.com/governance.

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 43
Conduct Review and Risk Policy Committee(31)
The other standing committee of the board is the Conduct Review and Risk Policy Committee. The purpose of the Committee is to ensure that management has established policies and procedures relating to compliance with the self-dealing provisions of the Bank Act and to direct and oversee risk management of the Bank and its business groups, ensuring that management has in place policies and processes to manage significant risks, including compliance with applicable laws and regulations. The Committee considers the significant risks to which the Bank is exposed, under the Bank’s risk framework, and the policies, procedures and controls used by management to assess and manage these risks. The Committee also reviews actions taken to ensure a sound and consistent risk profile. Currently, all members of the Conduct Review and Risk Policy Committee are independent.
Subsidiary Governance Office
The Bank’s Subsidiary Governance Office (SGO) enhances and harmonizes governance in the Bank’s subsidiaries.
     The SGO advises on the creation, naming, acquisition, reorganization and termination of subsidiaries by any business or functional unit. Web-based software allows quick and easy access to up-to-date corporate information on all of the Bank’s subsidiaries by all parts of the Bank’s global network.
     The SGO promotes consistency, simplicity and transparency in the organizational structure of the Bank and its subsidiaries. In this regard, the SGO establishes and communicates policies on subsidiary board composition and functioning, the role and qualifications of corporate secretaries and the life cycle management of subsidiaries. It also plays a key role in maintaining accurate corporate information.

(31)	Form 58-101F1, section 8.

44 ROYAL BANK OF CANADA	APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY
APPENDIX ‘1’ Director Independence Policy

A substantial majority of the Board of Directors of the Bank will be independent as determined by this policy. The Audit Committee, Corporate Governance and Public Policy Committee and Human Resources Committee will be composed solely of independent directors. The Conduct Review and Risk Policy Committee will be composed of a majority of independent directors.
     A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship(1) with the Bank(2). A director who qualifies as independent under this policy will be “independent” as determined by both National Policy 58-201 (the Canadian Corporate Governance Guidelines) and the New York Stock Exchange’s Corporate Governance Rules (the NYSE Rules).
     In considering the nature and extent of the director’s relationships with the Bank, the board will be guided by criteria, as set out below, adapted from the “affiliated persons” regulations under the Bank Act and the definitions of “independence” in the Canadian Corporate Governance Guidelines and the NYSE Rules.
A director will be considered NOT to be independent if:
1.	The director or the director’s spouse is (or in any of the last three years was) an employee or executive officer(3) of the Bank or any subsidiary of the Bank, or the director has an immediate family member(4), other than the director’s spouse, who is (or in any of the last three years was) an executive officer of the Bank or any subsidiary of the Bank;

2.	The director received, or an immediate family member of the director (as an executive officer, or other than in the capacity of an employee) received, more than C$75,000 in direct compensation(5) from the Bank in any 12-month period within the last three years;

3.	The director or the director’s spouse has a significant interest(6) in a class of shares of the Bank;

4.	The director or the director’s spouse has a substantial investment(7) in an affiliate of the Bank;

5.	The director or the director’s spouse is a significant borrower(8), an officer or employee of a significant borrower, or controls one or more entities(9) which together would constitute a “significant borrower” of the Bank;

6.	(a) The director or an immediate family member is a current partner of a firm that is the Bank’s internal or external auditor;

(b) The director is a current employee of such a firm;

(c) The director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or

(d) The director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Bank’s audit within that time;
7.	Any of the Bank’s current executive officers serves (or in any of the last three years served) on the compensation committee of a company that concurrently employed, as an executive officer, the director or an immediate family member of the director;

8.	The director is an employee or executive officer (or has an immediate family member who is an executive officer) of a company, which in any of its last three fiscal years made payments to or received payments from the Bank for property or services in an amount that exceeds the greater of 2% of such company’s consolidated gross revenues and C$1.5 million (or US $1 million, whichever is less);

9.	The director or the director’s spouse is:
(a)	an individual;

(b)	a partner in or an employee of a partnership; or

(c)	an officer or an employee of, or a person who has a substantial investment in, a company;

that annually receives payments from the Bank for goods or services in an amount that exceeds 10% of the total annual billings of the person, partnership or company, as the case may be;
10.	The Bank has any credit exposure(10) to:
(a)	the director, or the director’s spouse; or

(b)	an entity (i) controlled by the director, or the director’s spouse, (ii) in which the director or the director’s spouse has an investment equal to 15% or more of his or her net worth, (iii) for which the director or the director’s spouse is an employee, executive officer or has a similar position, or (iv) for which the director or the director’s spouse could reasonably be deemed to have a material influence on the management of such entity;

that the Bank’s Chief Risk Officer has not certified(11) to:
(A)	be made in compliance with the Bank Act and its regulations;

(B)	have resulted from a transaction made on terms and conditions (including underwriting standards, where relevant) no more favourable than the Bank would offer to similarly situated customers that have no relationship to the Bank

APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY	ROYAL BANK OF CANADA 45

(i.e., market terms and conditions), and the Bank’s normal credit process was followed in connection with the transaction;

(C)	be in good standing as defined by the Bank Act (12) ;

(D)	not involve a more than normal risk of collectability; and

(E)	be an arrangement that could be easily and promptly replaced by the borrower or counterparty by entering into a similar arrangement with another institution, on terms substantially similar to the current terms;
11.	The Bank has any credit exposure to an entity, of which a director of the Bank or a director’s spouse is also a director, which is not in good standing, or which has been granted as an exception to the Bank’s credit policy and has not been approved by the board’s Conduct Review and Risk Policy Committee;
or
12.	The bank beneficially owns(13) 5% or more of any class of equity securities of an entity (a) controlled by the director, (b) in which the director has an investment equal to 15% or more of the director’s net worth, (c) for which the director is an executive officer or has a similar position, or (d) for which the director could reasonably be deemed to have a material influence on the management of such entity.
Relationships that do not affect director independence
Subject to the foregoing, the relationships below are presumed not to affect a director’s independence, unless otherwise determined by the board in respect of a specific director relationship. The fact that a particular relationship is not listed here does not mean that the relationship affects the independence of a director.
•	Having previously acted as an interim chief executive officer of the Bank or acting, or having previously acted, as a chair or vice-chair of the board or of any board committee of the Bank on a part-time basis.

•	Maintaining a brokerage, margin, banking or similar account with the Bank, so long as the director does not receive any benefit not customarily provided by the Bank to similar account holders who are not directors of the Bank.

•	Purchasing investment services, investment products, securities, insurance products or other products and services from the Bank on terms no more favourable to the director than those customarily offered to similar persons who are not directors of the Bank.

•	The existence of a credit exposure of the type described in Section 10 above for which the certification of the Bank’s Chief Risk Officer contemplated by such section has been received.

•	Owning equity or other securities of the Bank, provided that such ownership does not constitute a significant interest under this policy.

•	Receiving compensation for services rendered to the Bank as a consultant or in any capacity, so long as such compensation does not exceed C$75,000 in any fiscal year.

•	Owning an interest in a partnership or fund which is sponsored or managed by the Bank, so long as the terms on which the director acquired the interest and participates in the fund are no more favourable to the director than the terms upon which persons who are not directors of the Bank acquired their interests and participate in the partnership or fund.

•	Any other relationship or transaction in which the amount involved does not exceed C$75,000.

•	The Bank, whether directly or indirectly, such as through a foundation, making contributions or agreeing to make contributions to a tax-exempt organization of which the director is an executive officer or director (or person holding a similar position), if such payments do not exceed the greater of 2% of the tax-exempt organization’s gross revenues and C$1.5 million (or US $1 million, whichever is less), in any of the past three fiscal years.

•	Providing goods or services to the Bank, or being an executive officer, partner or employee of or person who has a substantial investment in an entity that provides goods or services to the Bank, so long as the total annual billings to the Bank in respect of the goods and services provided does not exceed 0.5% of the gross revenue of the person or entity, as the case may be, in any of its three most recent fiscal years.

•	Having an immediate family member with any of the above relationships.

46 ROYAL BANK OF CANADA	APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY
Additional considerations for Audit Committee members
All members of the Audit Committee must be affirmatively determined by the board to be independent with reference to the above considerations.
     In addition, a director who accepts, directly or indirectly, any consulting, advisory or other compensatory fee (14) from the Bank (other than as remuneration for acting as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee) will not be considered to be independent for the purposes of serving on the Audit Committee.
     Indirect acceptance of compensation includes payments to:
i.	a spouse, minor children or stepchildren, or children or stepchildren sharing a home with the member; or

ii.	an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank.

(1)	A “material relationship” is a relationship which could, in the view of the Bank’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Indirect material relationships shall include material relationships as a partner, shareholder or officer of an organization that has a relationship with the Bank.

(2)	“Bank” includes the Bank and its subsidiaries.

(3)	“Executive officer” means an entity’s chair or vice-chair (if such positions are held on a full-time basis), president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of the entity if they perform such policy making functions for the entity.

(4)	“Immediate family member” of a director means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director’s home.

(5)	“Compensation” does not include remuneration for acting as a member of the board or any board committee, or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Bank if the compensation is not contingent in any way on continued service.

(6)	A person has a significant interest in a class of shares of the Bank if the aggregate of shares of that class beneficially owned by that person and by entities controlled by that person exceeds 10% of outstanding shares of that class of shares of the Bank.

(7)	A person has a substantial investment in an entity if the person and any entities controlled by the person together beneficially own shares (i) to which are attached voting rights exceeding 10% of the voting rights attaching to outstanding voting shares of the entity, or (ii) which represent ownership of more than 25% of the shareholders’ equity of the entity.

(8)	A “significant borrower” is a natural person indebted to the Bank in an amount exceeding 1/50th of 1% of the Bank’s regulatory capital, or an entity which has indebtedness to the Bank in an amount which exceeds the greater of 1/20th of 1% of the Bank’s regulatory capital and 25% of the value of the entity’s assets.

(9)	An “entity” means a corporation, limited liability company, partnership, trust, fund or any other type of entity.

(10)	“Credit exposure” includes loans, committed credit facilities, investment in securities including commercial paper, acceptances, other debt securities, margin loans, mortgages, preferred stock and exposure through derivative instruments.

(11)	The certification will provide that in the event of a material change to the facts certified, the Bank’s Corporate Governance and Public Policy Committee will be promptly advised.

(12)	“Not in good standing”, in respect of a loan, means a loan in respect of which (i) any payment of principal or interest is 90 days or more overdue, (ii) interest is not being accrued on the books of the Bank because it is doubtful whether the principal or interest will be paid or recovered, or (iii) the rate of interest is reduced by the Bank because the borrower is financially weak.

(13)	A “beneficial owner” of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of such security, or (ii) investment power, which includes the power to dispose, or to direct the disposition of such security.

(14)	Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Bank if the compensation is not contingent in any way on continued service.

APPENDIX ‘2’: CHARTER OF THE BOARD OF DIRECTORS	ROYAL BANK OF CANADA 47
APPENDIX ‘2’ Charter of the Board of Directors
The role of the board has two fundamental elements: decision making and oversight. The decision making function is exercised with respect to the formulation with management of fundamental policies and strategic goals and through the approval of certain significant actions; the oversight function concerns the review of management decisions, the adequacy of systems and controls and the implementation of policies. The Board of Directors establishes formal delegations of authority, defining the limits of management’s power and authority and delegating to management certain powers to manage the business of the Bank. The delegations of authority conform to statutory limitations specifying responsibilities of the board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board of Directors and its committees.
     Among the board activities that derive from these responsibilities are:
1. Strategic planning process
•	Supervising the formulation of the strategic direction, plans and priorities of the Bank and annually approving the strategic plan.

•	Monitoring implementation and effectiveness of the approved strategic and operating plans.

•	Reviewing and approving the corporate financial objectives and operating plans and actions of the Bank, including capital allocations, expenditures and transactions which exceed threshold amounts set by the board.

•	Approving major business decisions.
2. Identification and management of risks
•	Ensuring that processes are in place to identify the principal risks of the Bank’s business.

•	Reviewing the systems that are implemented by management to manage those risks.

•	Reviewing the processes that ensure compliance with applicable regulatory, corporate, securities and other legal requirements.

3.	Succession planning and evaluation of management performance

•	Supervising the succession planning processes of the bank, including the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer and the senior management team.
4. Oversight of communications and public disclosure
•	Assessing the effectiveness of the Bank’s communications, including measures for receiving feedback from stakeholders.

•	Overseeing establishment of processes for accurate, timely and full public disclosure, including the Bank’s disclosure policy.

•	Reviewing due diligence processes and controls in connection with certification of the Bank’s financial statements.
5. Internal controls
•	Reviewing the effectiveness of the Bank’s internal controls and the Bank’s management information systems.

•	Establishing the Bank’s values, as set out in policies expressed in the Code of Conduct.

•	Reviewing the Bank’s financial statements and overseeing its compliance with applicable audit, accounting and reporting requirements.

•	Approving dividends, as well as capital allocations, expenditures and transactions which exceed threshold amounts set by the board.
6. Governance
•	Developing a set of corporate governance principles and guidelines.

•	Establishing appropriate structures and procedures to allow the board to function independently of management.

•	Establishing board committees and defining their mandates to assist the board in carrying out its roles and responsibilities.

•	Setting expectations and responsibilities of directors, including attendance at, preparation for, and participation in meetings.

•	Undertaking regular evaluation of the board, its committees and its members, and reviewing its composition with a view to the effectiveness and independence of the board and its members.

48 ROYAL BANK OF CANADA	SCHEDULE ‘C’: SHAREHOLDER PROPOSALS
SCHEDULE ‘C’ Shareholder proposals

The following three shareholder proposals have been submitted for consideration at the Annual and Special Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted two proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below:
Proposal No. 1: Include in Annual Report financial statements of subsidiaries in tax havens
It is proposed that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens.
     In the interests of transparency and respect for the shareholders’ right to information, the federal Parliament has given shareholders a right to examine the financial statements of the Bank’s subsidiaries (s. 310(2)). By maintaining numerous subsidiaries in tax havens, the Bank is depriving the federal State and the federated States of substantial financial revenues that are thus not available to meet the needs of citizens. This situation has become a public issue across Canada. If the Bank were to publish the financial statements of subsidiaries in micro-states, the shareholders could form their own judgment as to the nature of the transactions performed in such jurisdictions and could eventually express an informed opinion with respect to the Bank’s activities in these sanctuaries of drug money laundering, tax evasion and tax fraud.
     Until now the Bank’s argument to justify its presence in tax havens has been soothing, evasive and unconvincing. It should be subject to review and adjustment by the shareholders, institutional investors and portfolio or pension fund managers, who care about the interests of the Bank and those who provide its financing.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR
THE FOLLOWING REASONS:
The Bank supports the laws enacted by Canada and the other jurisdictions where it carries on business that are designed to deter tax evasion, tax fraud, money laundering and other criminal activities. The Bank, its subsidiaries and their employees are expected to comply with all laws and regulations that govern our businesses in the various jurisdictions in which we operate.
     We also contribute to the effort to eliminate abuses of the global financial system by:
•	practising “Know Your Client” rules (including client identification, verification and record keeping) to ensure, to the extent possible, that our clients are reputable and their business purposes are legitimate;

•	implementing anti-money laundering compliance procedures throughout our global networks;

•	adhering to our Code of Conduct, which extends to every employee within the Bank and its subsidiaries; and

•	working with international organizations to enhance policies and rules that govern the global financial system.
The financial results of the Bank are audited on a consolidated basis. The financial results of all of the subsidiaries of the Bank are reflected in the Bank’s audited consolidated financials, which are included in the Annual Report. To append financial statements of subsidiary companies would provide little if any meaningful information. Consequently, the Board of Directors does not believe that adoption of this proposal would be in the interest of the Bank and its shareholders.
Proposal No. 2: Shareholder approval of any increase in executive compensation
It is proposed that any increase in executive compensation and the grant of stock options, pensions and severance pay be subject to the prior approval of the shareholders before coming into effect.
     In recent years, executive compensation and other conditions relating to executive employment, termination or retirement have attained gigantic proportions which scandalize a growing number of shareholders. Shareholders are constantly faced with such faits accomplis and are not given any opportunity to express their opinion as to the relevance of or justification for the Board of Directors’ recommendations and decisions. That is neither just, nor reasonable, nor in conformity with principles of good corporate governance. At best, the current practices are insulting to shareholders in that they deprive shareholders of their right to pass on and approve the recommendations of their Board of Directors.
     It is time to stop treating shareholders and their representatives as insignificant and at the beck and call of the financial institutions in which they invest. It is the shareholders who are assuming the risks, not the generously paid executives who are appointed to administer their affairs.

SCHEDULE ‘C’: SHAREHOLDER PROPOSALS	ROYAL BANK OF CANADA 49
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR
THE FOLLOWING REASONS:
The review and approval of compensation policies and the approval of executive compensation are key responsibilities of the Board of Directors as the representative of the shareholders. The Board of Directors has delegated to its Human Resources Committee the tasks of reviewing and recommending overall compensation policies as well as compensation for senior executives. This Committee is composed exclusively of independent directors and retains its own independent external consultant to provide advice and counsel on compensation.
     The processes and practices undertaken by the Human Resources Committee in reaching its recommendations are outlined on pages 17 to 21 of this Circular. As described, these deliberations involve evaluation of a number of factors, ranging from strategic focus and effective execution to value creation and leadership. These are all aspects of performance that the Committee and the Board of Directors assess in detail throughout the year and reflect in the annual compensation decision.
     The decision processes undertaken by the board reflect strong governance principles and are in full compliance with applicable regulations of the Toronto and New York stock exchanges. In light of the need to review and evaluate a number of factors related to individual performance, the Board of Directors does not believe that it would be effective to have shareholders vote on all changes to executive compensation.

Mr. J. Robert (Bob) Verdun of One King West, Suite 4706, Toronto, Ontario M5H 1A1 has submitted one proposal. The proposal and Mr. Verdun’s supporting comments are set out verbatim in italics below.
Proposal No. 3: Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of the
Royal Bank of Canada
In 2004, in response to a Proposal from this Shareholder, the Royal Bank of Canada’s proxy circular included the clear statement “that the Bank affirms its commitment to industry-leading standards of governance” and that “in a rapidly changing environment, corporate governance must be subject to constant review and improvement”. Industry standards now demand that all corporate officers and directors be untainted by scandalous, unethical behaviour. The Shareholders therefore recommend that the 2004 commitment be further affirmed with a specific requirement that no one is eligible to serve as a Director of the Bank who has been implicated in any judicial proceeding that results in a finding of unethical activity or behaviour. It is not necessary for the individual to be personally named in the judicial proceeding for this policy to apply. Chief executives must be held ultimately responsible for their corporation’s actions, and bear the burden for corporate behaviour that is found to be unethical through court proceedings or a judicial inquiry. The Shareholders of the Royal Bank of Canada do not want this Bank to make the same mistake as Bank of Montréal, which recruited Robert Astley as a Director, despite a serious scandal that occurred at Clarica Life Insurance Company under Mr. Astley’s leadership as its Chief Executive Officer.
Shareholder’s Explanation:
Clarica, prior to its purchase by Sun Life Financial Inc., funded leasing deals for MFP Financial Inc., the subject of judicial inquiries in Toronto and Waterloo, Ontario. RIM Park is the largest project in the history of the City of Waterloo. MFP offered financing under 5%, obtained funds from Clarica at 7.6%, and then charged the City more than 9%. Employees of Clarica knew that the City was being misled, and that Clarica was profiting by lending at above-market rates. The inquiry found that the City was the victim of a “bait and switch” by MFP, and that Clarica was “unethical” for ignoring “red flags” while serving as MFP’s only source of about $50-million. Clarica was “the only game in town” and could easily have stopped the scam. The judge stated that “in ethical terms, Clarica had put its business relationship with MFP ahead of its duty to the City,” and cited Clarica for “abdication of appropriate due diligence.” The judge did not have a mandate to name names at Clarica, but determined that this “unethical” decision had been made at the highest level in Clarica, whose CEO throughout was Robert Astley, now a Director of Bank of Montréal.
THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR
THE FOLLOWING REASONS:
The process for nominating candidates for the Bank’s Board of Directors is described on pages 39 and 40 of this Circular, under the heading “Nomination of Directors by Corporate Governance and Public Policy Committee”. In recommending a candidate, the individual’s integrity and ethics are emphasized among the qualities considered by the board’s Corporate Governance and Public Policy Committee. First on the list of the Committee’s considerations is whether “in personal and professional dealings, the candidate has demonstrated integrity, high ethical standards and commitment to the values expressed in the Bank’s Code of Conduct.” The Bank’s Code of Conduct is described on page 35 of this Circular. This selection process involves scrutiny

50 ROYAL BANK OF CANADA	SCHEDULE ‘C’: SHAREHOLDER PROPOSALS
of an individual’s integrity and ethics to inform the Committee’s recommendation of a candidate.
     This proposal would apply regardless whether an individual was specifically named in a judicial proceeding or whether there was a finding of individual fault, and without affording an individual the opportunity to respond. The Board of Directors does not feel that this would be an appropriate standard to apply in every circumstance.

Mr. J. Robert (Bob) Verdun withdrew another proposal in light of the Bank’s new level of disclosure set out on page 21 of this Circular, reporting the total aggregate compensation for certain officers of the Bank, expressed as a percentage of total market capitalization and of total net income after tax.

Following discussions with the Bank, Ethical Funds Inc. of Vancouver, B.C. withdrew two shareholder proposals.
A proposal relating to how the Bank assesses challenges presented by climate change was withdrawn in recognition of the intention to enhance, in the Bank’s 2006 Management’s Discussion and Analysis, discussion of environmental risk at a high level, including references to climate change risk and RBC’s Carbon Risk Program.
A proposal relating to the Bank’s policies for protecting biodiversity and indigenous peoples’ rights in corporate financing activities was withdrawn in recognition of the Bank’s intention to discuss these issues with key stakeholder groups and to report on its progress in its 2006 Corporate Responsibility Report.

This report has been printed on Forest Stewardship Council (FSC)-certified Domtar Opaque Plainfield text. FSC fibre used in the manufacture of Domtar Opaque Plainfield paper comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.
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